Exhibit 99.2

SANDSTORM GOLD LTD. annual report 2012 2012

02 A MESSAGE TO OUR SHAREHOLDERS Sandstorm began 2012 with a market capitalization of approximately $400 million. There was reason for optimism to begin the year as several of the underlying mines related to our gold stream agreements were expected to increase production and challenging financial markets put Sandstorm in a favourable position to complete additional streaming transactions. Twelve months later, I am happy to report that our gold ounces sold totaled 33,514 (from 18,516 in 2011), our cash flow from operations was US$37.6 million (from US$20.6 million in 2011) and our deal portfolio grew to nine gold streams and three gold royalties. The market clearly liked our progress, as we ended the year with over $1 billion in market capitalization. After a twelve month period where our company’s market value grew by 2.5 times you may be asking, where do we go from here? We expect continued organic growth from our existing streams and have forecasted 33,000 to 40,000 gold equivalent ounces from seven producing mines in 2013, increasing to approximately 70,000 ounces of attributable production by 2016. In addition, we have sufficient capital and significant opportunity to complete additional gold stream transactions. Our commitment to shareholders is that we will work to build long-term fundamental value through streaming deals that increase shareholder value on a per-share basis. We are also committed to continued innovation in our business model in order to create as much value as possible. During 2012, we completed our first gold royalty transactions involving three projects in the advanced exploration stage. The assets were too early in their development to warrant a streaming deal, so we provided a small amount of development capital in exchange for a royalty and the right of first refusal (“ROFR”) on any future stream financing. Completing small royalty deals in exchange for ROFRs is a way for us to build a pipeline of future streams on exciting projects, with a low amount of financial risk. This is just one of the ways that we are innovating our business in order to create value today, and in the future for our shareholders. The reason that we started Sandstorm is that we strongly believe that streaming is an attractive alternative to debt and equity financing for mining companies of all sizes across the globe, and that it complements other forms of traditional project finance. When building a mine, every company’s finance needs are different and I think one of the weaknesses in resource finance has been that the industry has taken an unimaginative and plain vanilla approach to funding a mine, despite each mine and its funding requirements being unique. What we endeavour to do at Sandstorm, is work with our mining partners to determine the best way to finance their project into production. Streaming finance will always be at the core of what we do at Sandstorm, but we have found that being flexible in our approach has increased our deal flow and given us access to opportunities that we would not have had otherwise. Streaming finance is very much in the early stages of its evolution but I believe that Sandstorm is going on the forefront of what will be the best financing solution that the mining industry has ever seen. We believe that we have put together the best team in the industry and we look forward to the opportunity to build additional value for our shareholders in 2013. i SECTION

" Streaming finance is very much in the early stages of its evolution but I believe that Sandstorm is on the forefront of what will be the best financing solution that the mining industry has ever seen." Nolan Watson PRESIDENT & CEO

04 Board of Directors From left to right DAVID E. DE WITT ANDREW T. SWARTHOUT JOHN P. A. BUDRESKI * NOLAN WATSON * DAVID AWRAM

05 THE SANDSTORM TEAM Management Team ii SECTION Erfan Kazemi CHIEF FINANCIAL OFFICER * Dave Awram SR. EXECUTIVE VICE PRESIDENT Ron Ho VICE PRESIDENT, FINANCE * Nolan Watson PRESIDENT & CEO

06 Sandstorm Gold is a Gold Streaming Company

07 01 SECTION SANDSTORM GOLD LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS For The Year Ended December 31, 2012 This management’s discussion and analysis (“MD&A”) for Sandstorm Gold Ltd. and its subsidiary entities (“Sandstorm” or the "Company”) should be read in conjunction with the consolidated financial statements of Sandstorm for the year ended December 31, 2012 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standard Board (“IASB”). The information contained within this MD&A is current to February 18, 2013, and all figures are stated in U.S. dollars unless otherwise noted.

JAN FEB MAR APR MAY JUN 08 Gold sales for the three months and year ended December 31, 2012 were 7,243 ounces and 33,514 ounces, respectively, representing an increase of 10% and 81% over the comparable periods in 2011, with gold sales for the most recently completed year representing a record for the Company. Operating cash flow for the three months and year ended December 31, 2012 of $6.5 million and $37.6 million, respectively, compared with $7.8 million and $20.7 million for the comparable periods in 2011, with operating cash flow for the most recently completed year representing a record for the Company. Average cash costs for the three months and year ended December 31, 2012 of $410 per ounce and $356 per ounce, respectively, compared with $407 per ounce and $420 per ounce for the comparable periods in 2011. On May 11, 2012, Sandstorm acquired from Magellan Minerals Ltd., a 2.5% net smelter returns ("NSR") royalty on the Coringa gold project and a 1.0% NSR on the Cuiú Cuiú gold project, both of which are located in Para state, Brazil. As part of the agreement, Sandstorm received a right of first refusal on any future royalty or gold stream financing for both the Coringa and Cuiú Cuiú gold projects. Rambler began mining and processing ore from its flagship project, the Ming Mine. On June 11, 2012, Sandstorm acquired a 2.4% net smelter returns royalty on the Mt. Hamilton gold project from Solitario Exploration & Royalty Corp. and Ely Gold & Minerals Inc. The Mt. Hamilton gold project is located in Nevada, U.S.A. As part of the agreement, Sandstorm received a right of first refusal on any future royalty or gold stream financing for the Mt. Hamilton gold project. In July 2012, Metanor obtained approval for commercial production at the Bachelor Lake Mine. On August 20, 2012, the Company's common shares began trading on the NYSE MKT LLC under the symbol SAND. HIGHLIGHTS On September 7, 2012, the Company completed an equity financing for aggregate gross proceeds of C$150.1 million. On September 10, 2012, Sandstorm agreed to contribute up to $10.0 million in capital towards the Phase 1 Expansion at Luna's Aurizona Mine. Sandstorm’s contribution will be equal to 17% of the capital costs incurred by Luna towards the Phase 1 Expansion to a maximum contribution of $10.0 million. In conjunction with Sandstorm’s capital contribution, Luna has provided the Company with a contractual guarantee that the Aurizona Mine will complete its Phase 1 Expansion by the end of 2013.

JUL AUG SEP OCT NOV DEC 09 On September 19, 2012, the Company entered into a Gold Stream agreement with Colossus Minerals Inc. to purchase an amount equal to 1.5% of the gold and 35% of the platinum produced from the Serra Pelada Mine located in Para, Brazil. Pursuant to the agreement, Sandstorm will make ongoing per ounce payments equal to the lesser of $400 per ounce of gold and the then prevailing market price of gold, and the lesser of $200 per ounce of platinum and the then prevailing market price of platinum. This transaction also highlights the financing synergy between the Company and Sandstorm Metals & Energy as Sandstorm Metals & Energy has concurrently agreed to purchase 35% of the life of mine palladium produced from the Serra Pelada Mine. In January 2013, the Company acquired 46,678,221 common shares and 6,965,676 warrants of Premier Royalty Inc., representing approximately 59.9% of the currently issued and outstanding shares. Owning a controlling interest in Premier Royalty Inc. gives Sandstorm continued exposure to smaller stream and royalty acquisitions, allowing Sandstorm’s team to focus on transactions that are material to shareholders. On February 11, 2013, the Company announced that it has amended its revolving credit agreement to allow the Company to borrow up to $100.0 million (the “Revolving Loan”) from a syndicate of banks including The Bank of Nova Scotia, Bank of Montreal and National Bank of Canada (the “Syndicate”). The Revolving Loan now has a term of four years, which is extendable by mutual consent of Sandstorm and the Syndicate. The Company entered into a $55.0 million financing package with Entrée Gold Inc. (“Entrée”) which includes a $40.0 million production based metal credit purchase agreement, a C$10 million private placement and a $5 million net smelter returns royalty. Sandstorm has agreed to purchase metal credits equivalent to 25.7% and 33.8% of Entrée’s 20% share of the gold and silver by-products produced from the Heruga and Hugo North Extension deposits, respectively. On December 5, 2012, the Company entered into a Gold Stream agreement to purchase 15% of the life of mine gold produced from Mutiny Gold Ltd.’s open pit Deflector project, located in Western Australia for a per ounce cash payment equal to the lesser of $500 and the then prevailing market price of gold. The transaction marks Sandstorm’s first foray into the Australian market, which has had very limited exposure to stream financing.

10 Overview The Company is a growth-focused company that seeks to acquire gold and other precious metal purchase agreements (“Gold Streams”) from companies that have advanced stage development projects or operating mines. In return for making upfront payments to acquire a Gold Stream, Sandstorm receives the right to purchase, at a fixed price per ounce, a percentage of a mine’s gold, silver or platinum ("Gold Equivalent") production for the life of the mine. Sandstorm helps other companies in the resource industry grow their businesses, while acquiring attractive assets in the process. The Company is focused on acquiring Gold Streams from mines with low production costs, significant exploration potential and strong management teams. The Company currently has ten Gold Streams, and four NSR royalties. Outlook Based on the existing Gold Streams, forecasted 2013 attributable production is between 33,000 – 40,000 Gold Equivalent ounces, increasing to approximately 70,000 of Gold Equivalent per annum by 2016. This growth is driven by the Company’s portfolio of Gold Streams with mines, all of which are either currently producing or expected to commence production by 2015.

11 A gold stream begins with sandstorm making an upfront payment to a mining company.

CURRENT GOLD STREAMS AND ROYALTIES


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Royalty Interest	Partner	Location of Mine	Attributable Gold Production	Term of Agreement
Coringa	Magellan Minerals	Brazil 10	2.5% NSR	Life of Mine
Cuiú Cuiú	Magellan Minerals	Brazil 9	1.0% NSR	Life of Mine
Mt. Hamilton	Solitario Exploration & Royalty	USA 6	2.4% NSR	Life of Mine
Ann Mason	Entrée Gold	USA 5	0.4% NSR	Life of Mine

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Gold Interests	Partner	Location of Mine	Attributable Gold Production	Term of Agreement
Aurizona	Luna Gold	Brazil 12	17%	Life of Mine
Bachelor Lake	Metanor Resources	Canada 3	20%	Life of Mine
Black Fox	Brigus Gold	Canada 1	8%	Life of Mine
Bracemac-McLeod	Donner Metals	Canada 2	24.5%	Life of Mine
Deflector	Mutiny Gold	Australia 14	15%	Life of Mine
Ming	Rambler Metals & Mining	Canada 4	25% [1]	Life of Mine
Santa Elena	SilverCrest Mines	Mexico 8	20%	Life of Mine
Serra Pelada	Colossus Minerals	Brazil 11	1.5% (Gold) 35% (Platinum)	Life of Mine
Summit	Santa Fe Gold	USA 7	22% [2]	Life of Mine
Hugo North Extension	Entrée Gold	Mongolia 13	6.77% (Gold) (Silver)	Life of Mine
Heruga	Entrée Gold	Mongolia 13	5.13% (Gold) (Silver)	Life of Mine


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[1] 25% of first 175,000oz, 12% life of mine thereafter
[2] 50% first 10,000 ounces gold, 22% life of mine gold produced thereafter

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14 The Company has a Gold Stream to purchase 17% of the life of mine gold produced from Luna Gold Corp.’s (“Luna”) open-pit Aurizona mine, located in Brazil (the “Aurizona Mine”) for a per ounce cash payment equal to the lesser of $400 and the then prevailing market price of gold. During the year ended December 31, 2012, the Company agreed to contribute up to $10.0 million in capital towards the phase 1 production expansion project (“Phase 1 Expansion”) at Luna's Aurizona Mine. Sandstorm’s contribution will be equal to 17% of the capital costs incurred by Luna towards the Phase 1 Expansion to a maximum contribution of $10.0 million. In addition, Sandstorm has committed to issue, if requested by Luna, a $20.0 million non-revolving loan facility with a three year term, which may only be used to fund the Phase 1 Expansion and associated exploration costs and may only be draw up to July 21, 2014. Any amounts drawn must be repaid by November 30, 2015. In conjunction with Sandstorm’s capital contribution, Luna has provided the Company with a contractual guarantee that the Aurizona Mine will complete its Phase 1 Expansion by the end of 2013. Luna recently announced that it had received authorization from the Maranhão State Environmental Department to proceed with the construction required to complete the Phase I Expansion at the Aurizona Mine. Luna anticipates delivery of an updated National Instrument 43-101 (“NI 43-101”) resource estimate for the Aurizona Mine during the first half of 2013. AURIZONA GOLD STREAM Luna Gold Corp. Current activities at the Aurizona Mine include:

15 NEW PROJECT The Company has a Gold Stream with Colossus Minerals Inc. (“Colossus”) to purchase an amount equal to 1.5% of the gold and 35% of the platinum produced from the Serra Pelada mine (the “Serra Pelada Mine”) located in Para, Brazil for ongoing per ounce payments equal to the lesser of $400 per ounce of gold and the then prevailing market price of gold, and the lesser of $200 per ounce of platinum and the then prevailing market price of platinum. During the year ended December 31, 2012, Sandstorm made an upfront payment of $60.0 million to acquire the Gold Stream. The Company is not required to contribute any further capital, exploration, or operating expenditures to Colossus. As part of the transaction, the Company also agreed to purchase 35% of the life of mine palladium produced from the Serra Pelada Mine (the “Palladium Stream”) in exchange for paying a $15.0 million deposit (bringing the total deposit payment made by Sandstorm during the year ended December 31, 2012 to $75.0 million) plus ongoing payments of $100 per ounce of palladium. Concurrently, the Company entered into a similar back-to-back agreement with Sandstorm Metals & Energy Ltd. (“Sandstorm Metals & Energy”) whereby Sandstorm Metals & Energy purchased the Palladium Stream from Sandstorm in exchange for issuing a promissory note. The promissory note states that the $15.0 million will be repaid to Sandstorm in cash or shares by September 19, 2013. Colossus has guaranteed certain minimum annual deliveries for the initial 10 year period, commencing in 2013, so long as the mine is in operation. Colossus has also provided a guarantee that in the event the Serra Pelada Mine shuts down for a period of 24 months and Sandstorm has not recognized cash flow equal to the initial upfront deposit, then Colossus will refund the balance to Sandstorm. In addition, Colossus has agreed to refund a pro-rata portion of the upfront deposit in the event that the Serra Pelada Mine does not achieve a completion test within 48 months of funding. Until April 1, 2015, Colossus has the option to repurchase up to 50% of the agreement by making a $39.0 million payment to Sandstorm, upon receipt of which, the percentage of gold and platinum that Sandstorm is entitled to purchase shall decrease to 0.75% and 17.5%, respectively. The Serra Pelada Mine is a high grade gold-platinum-palladium deposit located in the mineral and mining prolific Carajas region in Para State, northern Brazil. The existing infrastructure and accessibility to the site are excellent due to the close proximity of a number of major mines. During the 1980’s, the Serra Pelada Mine hosted the largest ever gold rush in Latin America with up to 80,000 artisanal miners producing 2 million ounces of gold, plus platinum and palladium, from a hand-dug open pit. Colossus Minerals has been involved in the development of the Serra Pelada Mine since 2007 and is targeting initial production by the end of 2013. The Serra Pelada Mine is fully permitted and construction is underway. It is expected to be a high grade, low-cost polymetallic producer. The site infrastructure is largely complete with the maintenance facilities, camp site, administrative offices and camp kitchen currently in operation. The plans for the engineering and design of the mill facility are advancing and the construction of the gravity plant is expected to be completed during 2013. Colossus has reached mineralization in its secondary development and the bulk sample collection process has begun. SERRA PELADA GOLD STREAM Colossus Minerals Inc. Current activities at the Serra Pelada Mine include:

16 The Company has a Gold Stream to purchase 8% of the life of mine gold produced from Brigus Gold Corp.’s (“Brigus”) open pit and underground Black Fox mine, located in Ontario, Canada (the “Black Fox Mine”), and 6.3% of the life of mine gold produced from Brigus’ Black Fox Extension (the “Black Fox Extension”), which includes a portion of Brigus’ Pike River concessions, for a per ounce payment equal to the lesser of $500 and the then prevailing market price of gold. In November 2012, Brigus exercised its option to repurchase a portion of the Gold Stream by making a $24.4 million payment to Sandstorm. Under the original gold stream agreement (previously announced on November 9, 2010), Sandstorm was entitled to purchase 12% and 10% of the gold produced from the Black Fox Mine and Black Fox Extension, respectively. With the payment from Brigus, Sandstorm will now be entitled to purchase 8% and 6.3% of the gold produced from the Black Fox Mine and Black Fox Extension, respectively. Brigus’ option to repurchase any remaining portion of the Gold Stream expired unexercised on January 1, 2013. The Black Fox Mine began operating as an open pit mine and in mid-2010, Brigus began development of an underground mine. Both open pit and underground operations are running concurrently, feeding the 2,200 tonne-per-day mill. Brigus’ Black Fox mill optimization program was completed in the fourth quarter of 2012 and resulted in increased mill processing capacity of approximately 10% to 2,200 tonnes per day. Brigus continues its underground exploration at the Black Fox Mine. The exploration program is intended to expand the gold deposit and extend the mine life. BLACK FOX GOLD STREAM Brigus Gold Corp. Current activities at the Black Fox Mine include:

17 NEW PROJECT The Company has a Gold Stream to purchase 15% of the life of mine gold produced from Mutiny Gold Ltd.’s (“Mutiny”) open pit Deflector project, located in Western Australia (the “Deflector Mine”) for a per ounce cash payment equal to the lesser of $500 and the then prevailing market price of gold. For consideration, the Company will make an initial upfront payment of $9.0 million and will make a further upfront payment of $29.0 million (the “Second Deposit”) once Mutiny has completed certain funding conditions. Additionally, the Company has agreed to subscribe for $3.0 million in equity as part of a future Mutiny financing. If the Deflector Mine produces more than 85,000 ounces of gold in a calendar year, Sandstorm will make a one-time $4.0 million payment to Mutiny. Mutiny has agreed to refund a pro-rata portion of the upfront deposit in the event that the Deflector Mine does not achieve a completion test within 5.5 years from receipt of the Second Deposit. For a period of 36 months from the date of the Second Deposit, Mutiny will have the option to repurchase up to 50% of the Deflector Mine Gold Stream by making a payment equal to the greater of $24.7 million or the value of 14,472 gold ounces, upon the receipt of which, the percentage of gold that Sandstorm is entitled to purchase shall decrease to 7.5%. If Mutiny subsequently discovers and develops an additional mine within a defined area outside of the area subject to the Deflector Mine Gold Stream, the Company has the right, but not the obligation, to purchase 15% of the gold produced at a per ounce price of $500 in exchange for the Company paying 15% of the capital expenditures incurred for the development of such additional mine. The Deflector Mine is a high-grade gold and copper deposit located in the South Murchison, Western Australia. A definitive feasibility study completed in October 2012 projects 55,000 ounces of annual gold production from the Deflector Mine over a 7.5 year mine life. Production will begin from an open pit operation and expand underground, with ore from both the open pit and underground being processed through the existing Guliewa processing facility. The facility is being upgraded and will include a floatation circuit as well as a revamped mill and gravity circuit, all of which are expected to increase the plant’s capacity to 480,000 tonnes per year for oxide and transition ore during the first two years of production and 380,000 tonnes per year for primary ore thereafter. DEFLECTOR GOLD STREAM Mutiny Gold Ltd.

18 The mining company uses the stream proceeds to advance their mine into production. Of Sandstorm’s ten streams, five of the underlying mines were producing gold in 2012.

19 The Company has a Gold Stream to purchase 20% of the life of mine gold produced from SilverCrest Mines Inc.’s (“SilverCrest”) open-pit Santa Elena mine, located in Mexico (the “Santa Elena Mine”), for a per ounce cash payment equal to the lesser of $350 and the then prevailing market price of gold. SilverCrest has implemented a three year expansion plan to double metals production at the Santa Elena Mine (open pit and underground). As part of the Santa Elena Gold Stream, if SilverCrest decides to develop an underground mine, Sandstorm will have the right, but not the obligation, to purchase 20% of the payable gold from the underground mine. In consideration, Sandstorm would make an upfront payment that is equal to 20% of the upfront capital expenditures, relating to the gold production, incurred by SilverCrest plus ongoing per ounce payments of $450. SANTA ELENA GOLD STREAM SilverCrest Mines Inc. SilverCrest expects to release, in the first half of 2013, an updated reserves and resources statement for the Santa Elena Mine, along with the results of a pre-feasibility study for their three year expansion plan (the “Expansion Plan”). The Expansion Plan includes the installation of a conventional milling and processing facility at the Santa Elena Mine. It is contemplated that this facility will utilize mill feed from the Santa Elena open pit, the Santa Elena underground, Cruz de Mayo satellite deposit and re-treatment of the material on the heap leach pads to recover residual silver and gold values. SilverCrest announced the Phase II leach pad construction was completed in the third quarter of 2012, adding two years of capacity. Current activities at the Santa Elena Mine include:

20 The Company has a Gold Stream to purchase 20% of the life of mine gold produced from Metanor Resources Inc.’s (“Metanor”) Bachelor Lake gold mine located in Quebec, Canada (the “Bachelor Lake Mine”), for a per ounce cash payment equal to the lesser of $500 and the then prevailing market price of gold. Metanor has provided a guarantee that Sandstorm will receive a minimum of $20.0 million in pre-tax cash flow over the next 4 years of the Bachelor Lake Gold Stream. The Bachelor Lake Mine is a greenstone hosted gold mine located outside of Val d’Or in Quebec, Canada. In 2011, Metanor released the findings from a pre-feasibility study at Bachelor Lake showing underground production of 60,000 ounces of gold per year which will be mined using the low cost long-hole mining method and will utilize the existing and fully functional operating mill and surface infrastructure that is on the mine site. Metanor announced that it had obtained an environmental certificate of approval for commercial production. This certificate allows Metanor to process an initial 900,000 tonnes of ore from the Bachelor underground mine site. The Government authorization is accompanied by certain conditions added to commitments provided for in Metanor’s impact study, particularly with respect to the management of water as well as the creation of an advisory committee involving the Cree community of Waswanipi and Jamesian municipalities. Metanor continues its underground drilling campaign at the Bachelor Lake Mine with the intent of increasing its resources. BACHELOR LAKE GOLD STREAM Metanor Resources Inc. The Company has a Gold Stream to purchase approximately 25% of the first 175,000 ounces of gold produced and 12% of the life of mine gold produced thereafter, from Rambler Metals & Mining PLC’s (“Rambler”) Ming Copper-Gold mine, located in Newfoundland, Canada (the “Ming Mine”). There are no ongoing per ounce payments required by Sandstorm in respect of the Ming Gold Stream. In the event that the metallurgical recoveries of gold at the Ming Mine are below 85%, the percentage of gold that Sandstorm shall be entitled to purchase shall be increased proportionally. The Ming Mine began commercial production in November 2012. Rambler continues to process high grade ore from the 1807 zone with quality results. Rambler has developed an exploration program to test the plunge extents of this zone, which will include undrilled areas not currently outlined in the resource/reserve estimate. Rambler released a favorable preliminary economic assessment that sees the potential for an expansion of the Ming Mine into the lower footwall zone following additional value optimization studies and a feasibility study. MING GOLD STREAM Rambler Metals & Mining PLC Current activities at the Bachelor Lake Mine include: Current activities at the Ming Mine include:

21 NEW PROJECT The Company has a 2.4% NSR royalty on the Mt. Hamilton gold project (the "Mt. Hamilton Project"). The Mt. Hamilton Project is located in White Pine County, Nevada, U.S.A. and is held by Mt. Hamilton LLC (“MH-LLC”) which is 80% owned by Solitario Exploration & Royalty Corp. (“Solitario”) and 20% owned by Ely Gold & Minerals Inc. For consideration, the Company made an initial upfront payment of $6.0 million during the year ended December 31, 2012 and a subsequent $4.0 million payment in January 2013. Sandstorm has granted MH-LLC an option, exercisable prior to December 11, 2014, to repurchase the NSR for $12.0 million provided that MH-LLC enters into a Gold Stream with Sandstorm with an upfront deposit of no less than $30.0 million. In addition, MH-LLC has provided Sandstorm with a right of first refusal on any future royalty or gold stream financing for the Mt. Hamilton Project. In September 2012, Solitario announced a significant resource increase on the Mt. Hamilton Project. A NI 43-101 compliant resource estimate was completed on the Seligman gold and silver deposit situated roughly 1,500 feet north of the Centennial deposit which contains previously reported reserves and resources. The study was prepared by SRK Consulting (U.S.) Inc. and serves to update the previously reported (February 22, 2012) Mt. Hamilton feasibility study. In December 2012, Solitario announced assay results for 25 new drill holes on its recently completed Mt. Hamilton drilling program. Eight of the holes were drilled within the vicinity of the Centennial ore body and 17 holes were drilled in the Seligman deposit area. In December 2012, Magellan announced that they had completed a preliminary economic assessment on the Coringa Project and based on the results, engaged a group of consultants to complete a feasibility study on the Coringa Project. The feasibility study is expected to be completed by the first half of 2014. In November 2012, Magellan announced that it had commenced an exploration diamond drilling program at the Cuiú Cuiú Project to test three separate and previously untested targets. The current drill program comprises a minimum of 1,500 metres and is expected to be completed in 2013. MT. HAMILTON ROYALTY Solitario Exploration & Royalty Corp. Current activities at the Mt. Hamilton Project include: Current activities include: CORINGA & CUIÚ CUIÚ ROYALTIES Magellan Minerals Ltd. NEW PROJECT The Company has a 2.5% NSR on the Coringa gold project (the “Coringa Project”) and a 1.0% NSR royalty on the Cuiú Cuiú gold project (the “Cuiú Cuiú Project”) both of which are located in Para state, Brazil and owned by Magellan Minerals Ltd. (“Magellan”). The Coringa Project is a narrow, high grade vein system extending over an eighteen kilometre strike with exploration upside and the Cuiú Cuiú Project is located 180 kilometres southwest of Itaituba in northern Brazil where exploration work has identified a series of major gold soil anomalies. For consideration, Sandstorm made an upfront payment of $7.5 million to acquire the royalties in May 2012. As part of the agreement, Magellan has provided Sandstorm with a right of first refusal on any future royalty or gold stream financing at the Coringa Project and the Cuiú Cuiú Project.

22 The Company has a Gold Stream with Donner Metals Ltd. (“Donner”), which it entered into via a back-to-back agreement with Sandstorm Metals & Energy, to purchase 24.5% of the life of mine Gold Equivalent produced from the Bracemac-McLeod property located in Quebec, Canada, which is operated by Xstrata Canada Corporation (the “Bracemac- McLeod Mine”). Donner is the owner of a 35% joint venture interest in the Bracemac-McLeod Mine. For consideration, the Company made upfront payments totaling $8.0 million during the year ended December 31, 2012 and will continue to make ongoing per ounce payments equal to the lesser of $350 and the then prevailing market price of gold. Additionally, the Company has agreed to provide Donner with a $2.0 million loan via a drawdown facility, bearing 7% interest and expiring on February 1, 2014. As at December 31, 2012, no amounts had been drawn. The Bracemac-McLeod Mine is a high grade volcanogenic massive sulphide deposit located in the historical and prolific mining district of Matagami, Quebec. Continuous mining and milling operations have been active in the Matagami district for almost fifty years with ten previously operating mines and one current producing mine. Xstrata Canada Corporation plans to utilize the existing Matagami mill to produce concentrates of zinc and copper. The Bracemac-McLeod Mine will be an underground mine, accessed via a ramp, and is expected to begin ore production in 2013. The mine design has been revised at Bracemac-McLeod to allow production at a rate of 3,000 tonnes per day during the first two years of operation, compared to an average of 2,250 tonnes per day in the feasibility study. The addition of a ball mill will allow for the increased tonnage through the mill and will provide capacity for incremental tonnage identified in and around Bracemac-McLeod. BRACEMAC-MCLEOD GOLD STREAM Donner Metals Ltd. The Company has a Gold Stream to purchase 50% of the first 10,000 ounces of gold produced, and 22% of the life of mine gold produced thereafter from Santa Fe Gold Corp.’s (“Santa Fe”) Summit mine, located in New Mexico, U.S.A. (the “Summit Mine”), for a per ounce cash payment equal to the lesser of $400 and the then prevailing market price of gold. In April 2012, Santa Fe announced the beginning of commercial production at the Summit Mine. Initial development of the mine has been completed and mechanized mining of the ore body has begun. Santa Fe provided guarantees with respect to certain minimum payable ounces in the first 18 months after the funding date. Sandstorm is currently in discussions with Santa Fe regarding the deferral of amounts due by Santa Fe to the Company and as such, no amounts have been recognized. SUMMIT GOLD STREAM Santa Fe Gold Corp. Construction at the Bracemac- McLeod Mine has successfully transitioned from single-face development in the main access ramp to multi-face development. There are now 25,000 tonnes of ore in the stockpile on surface from the Bracemac main zone. Mine pre-production activities will commence in the first half of 2013 with the objective of having three months of ready-to-blast ore to supply the mill at 3,000 tonnes per day, with initial production scheduled to begin in 2013. Current activities at the Bracemac-McLeod Mine include:

23 Subsequent Events NEW ACQUISITION PREMIER ROYALTY > Subsequent to year end and through a series of transactions, the Company acquired 46,678,221 common shares and 6,965,676 warrants of Premier Royalty Inc. (“Premier Royalty”), representing approximately 59.9% of the currently issued and outstanding shares. Of the warrants, 5,508,176 expire on December 4, 2016 (subject to expiry acceleration provisions) and 1,457,500 expire on October 7, 2014 As part of these transactions, the Company entered into a share purchase agreement (the “Agreement”) with Premier Gold Mines Ltd. (“Premier Gold”). Pursuant to the terms of the Agreement, Sandstorm issued Premier Gold 5,604,277 special warrants (“Special Warrants”) each being exercisable into one common share of Sandstorm. Sandstorm has also provided Premier Gold with a temporary credit facility to borrow up to $70.0 million, which expires on July 31, 2013 and if drawn will bear interest at a 0.3% premium to the interest rate that the Company would be charged by its lenders if funds were drawn from its revolving credit facility. As at the date of the MD&A, Premier Gold had exercised 1,401,069 of the Special Warrants which had the effect of reducing the maximum drawdown amount available under the credit facility to $52.5 million. The Agreement contains a top up provision whereby if Sandstorm acquires 100% of the remaining issued and outstanding securities of Premier Royalty on or before the 18 month anniversary of the execution of the Agreement (the “Subsequent Acquisition”) and the average price of the securities of Premier Royalty purchased through the Subsequent Acquisition is greater than the per unit price paid by Sandstorm under the Agreement, Sandstorm must pay Premier Gold an amount that is equal to the difference between the per unit price paid under the Agreement, and the average price of the voting securities of Premier Royalty that Premier Gold would have received if Premier Gold sold the common shares and warrants to Sandstorm pursuant to the Subsequent Acquisition. Premier Royalty has a base of existing royalties and a team that is capable of growth through accretive acquisitions. Owning a controlling interest in Premier Royalty gives Sandstorm continued exposure to smaller stream and royalty acquisitions, allowing Sandstorm’s team to focus on transactions that are material to shareholders. REVOLVING CREDIT FACILITY > Subsequent to year end, the Company amended its revolving credit agreement to allow the Company to borrow up to $100.0 million (the “Revolving Loan”) from a syndicate of banks including the Bank of Nova Scotia, Bank of Montreal and National Bank of Canada (the “Syndicate”). The Revolving Loan includes an increase of available credit to $100.0 million from $50.0 million (previously entered into on January 10, 2012) and an extension of the term from three years to four years, which is extendable by mutual consent of Sandstorm and the Syndicate. The Revolving Loan will continue to be used for the acquisition of Gold Streams and loan commitments the Company has made to other companies. The amounts drawn on the Revolving Loan remain subject to interest at LIBOR plus 3.00% – 4.25% per annum, and the undrawn portion of the Revolving Loan remain subject to a standby fee of 0.75% – 1.05% per annum, dependent on the Company’s leverage ratio. The credit agreement is more fully described in the notes to the consolidated financial statements. As at December 31, 2012, the Company had not drawn down on its credit facility and therefore, the full balance remains available for future acquisitions. NEW PROJECT ENTRÉE GOLD STREAM > The Company entered into a $55.0 million financing package with Entrée Gold Inc. (“Entrée”) which includes a $40.0 million production based metal credit purchase agreement (the “Funding Agreement”), a C$10 million private placement and a $5 million net smelter returns royalty. Sandstorm has agreed to purchase metal credits equivalent to 25.7% and 33.8% of Entrée’s 20% share of the gold and silver by-products produced from the Heruga and Hugo North Extension deposits, respectively. The deposits are on the Entrée – Oyu Tolgoi LLC joint venture property in Mongolia which forms part of the world-class Oyu Tolgoi copper mining complex. Sandstorm will pay an upfront cash deposit of $35.0 million to Entrée and ongoing payments equal to the lesser of the prevailing market price and $220 per ounce of gold and $5 per ounce of silver (subject to inflationary adjustments) until approximately 8.6 million ounces of gold and 40.3 million ounces of silver have been produced from the joint venture property. Thereafter, the purchase price will increase to the lesser of the prevailing market price of $500 per ounce of gold and $10 per ounce of silver (subject to inflationary adjustments). Sandstorm has agreed to purchase 17,857,142 common shares of Entrée (the “Shares”) at a price of C$0.56 per Share for a total consideration of approximately C$10 million. Sandstorm has agreed to purchase a 0.4% NSR royalty on the future sale of any metals and minerals derived from a portion of the Ann Mason Project (which includes the Ann Mason and Blue Hill deposits) in Nevada. In consideration for the royalty, Sandstorm will make a $5 million payment to Entrée. In addition, Entrée has granted Sandstorm a right of first refusal on any future royalty or metal stream financing for the Ann Mason Project.

SUMMARY OF ANNUAL RESULTS

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Gold ounces sold	33,514	18,516	2,322
Gold sales (000's)	$ 55,943	$ 29,967	$ 3,148
Average realized gold price per ounce [1]	1,669	1,618	1,356
Average cash cost per ounce [1]	356	420	396
Cash flow from operations (000's)	37,624	20,662	463
Cash flow from operations per share (basic) [1]	0.50	0.32	0.00
Cash flow from operations per share (diluted) [1]	0.44	0.27	0.00
Net income (loss) (000's)	21,927	12,489	(2,838)
Basic income (loss) per share	0.29	0.19	(0.01)
Diluted income (loss) per share	0.25	0.16	(0.01)
Total assets (000's)	341,427	152,792	131,732
Total long-term liabilities (000's)	-	-	-

Year Ended December 31, 2012

In $000s	Ounces sold	Sales	Cost of sales (excluding depletion)	Depletion	Other income	Net income (loss)	Cash flow from operations
Aurizona	11,554	$ 19,271	$ 4,622	$ 1,698	$ -	$ 12,951	$ 14,574
Bachelor Lake	1,144	1,940	572	599	-	769	1,420
Black Fox	8,391	13,981	4,196	5,659	5,630	9,756	9,798
Ming	5,205	8,589	-	3,145	-	5,444	8,589
Santa Elena	6,967	11,755	2,438	2,932	-	6,385	9,316
Summit	253	407	101	286	-	20	306
Corporate	-	-	-	-	-	(13,398)	(6,379)
Consolidated	**33,514**	**$ 55,943**	**$ 11,929**	**$ 14,319**	**$ $5,630**	**$ 21,927**	**$ 37,624**

Year Ended December 31, 2011

In $000s	Ounces sold	Sales	Cost of sales (excluding depletion)	Depletion	Other income	Net income (loss)	Cash flow from operations
Aurizona	7,021	$ 11,332	$ 2,808	$ 1,032	$ -	$ 7,492	$ 8,783
Black Fox	6,105	9,863	3,052	2,614	-	4,197	6,810
Santa Elena	4,792	7,790	1,677	1,431	-	4,682	6,113
Summit	598	982	240	447	1,101	1,396	1,845
Corporate	-	-	-	-	-	(5,278)	(2,889)
Consolidated	**18,516**	**$ 29,967**	**$ 7,777**	**$ 5,524**	**$ 1,101**	**$ 12,489**	**$ 20,662**

24

25 Once in production, Sandstorm buys a percentage of the gold produced from the mine, for the life of the mine, at a fixed price per ounce. Our average cost per ounce in 2012 was $356.

SUMMARY OF QUARTERLY RESULTS

(in accordance with IFRS)

Quarters Ended

	Dec. 31, 2012	Sep. 30, 2012	Jun. 30, 2012	Mar. 31, 2012
Gold ounces sold	7,243	9,066	9,259	7,946
Gold sales (000's)	$ 12,423	$ 15,102	$ 14,954	$ 13,464
Average realized gold price per ounce [1]	1,715	1,666	1,615	1,694
Average cash cost per ounce [1]	410	408	298	314
Cash flow from operations (000's)	6,504	10,598	11,258	9,264
Cash flow from operations per share (basic) [1]	0.08	0.14	0.16	0.14
Cash flow from operations per share (diluted) [1]	0.06	0.12	0.14	0.11
Net income (000's)	7,367	4,861	5,283	4,416
Basic income per share	0.09	0.06	0.07	0.06
Diluted income per share	0.07	0.05	0.06	0.05
Total assets (000's)	341,427	332,436	178,046	166,896
Total long-term liabilities (000's)	-	-	187	-

	Dec. 31, 2011	Sep. 30, 2011	Jun. 30, 2011	Mar. 31, 2011
Gold ounces sold	6,611	5,561	3,706	2,638
Gold sales (000's)	$ 11,125	$ 9,592	$ 5,582	$ 3,668
Average realized gold price per ounce	1,683	1,725	1,506	1,390
Average cash cost per ounce [1]	407	428	434	417
Cash flow from operations (000's)	7,843	8,558	2,645	1,616
Cash flow from operations per share (basic) [1]	0.12	0.13	0.04	0.03
Cash flow from operations per share (diluted) [1]	0.10	0.11	0.04	0.02
Net income (000's)	4,879	4,391	2,261	958
Basic income per share	0.07	0.07	0.04	0.02
Diluted income per share	0.06	0.06	0.03	0.01
Total assets (000's)	152,792	147,607	137,472	133,474
Total long-term liabilities (000's)	-	-	-	-

1. See non-IFRS measures section below.

26

Changes in sales, net income and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of gold, as well as acquisitions of Gold Stream agreements and the commencement of operations of mines under construction. For more information refer to the quarterly commentary discussed below.

▶ The Company's operating segments for the three months ended December 31, 2012 are summarized in the table below:

In $000s	Ounces sold	Sales	Cost of sales (excluding depletion)	Depletion	Other income	Net income (loss)	Cash flow from operations
Aurizona	2,871	$ 4,957	$ 1,149	$ 421	$ -	$ 3,387	$ 3,993
Bachelor Lake	556	951	278	292	-	381	725
Black Fox	1,911	3,287	955	1,136	5,630	6,826	2,346
Ming	217	358	-	131	-	227	358
Mt. Hamilton	-	-	-	-	-	-	-
Santa Elena	1,688	2,870	591	746	-	1,533	2,278
Corporate	-	-	-	-	-	(4,987)	(3,196)
Consolidated	**7,243**	**12,423**	**$ 2,973**	**$ 2,726**	**$ 5,630**	**$ 7,367**	**$ 6,504**

27

28 • A $0.8 million increase in non-cash depletion expense driven by the increase in gold sales as described in greater detail below; • A $1.0 million increase in bonus compensation due to the Company’s strong performance in 2012 including the acquisition of two Gold Streams and three royalties; which is partially offset by • A 2% increase in the average realized selling price of gold; and • A 10% increase in the number of gold ounces sold, primarily due to: i. 20% increase in gold deliveries from the Aurizona Mine reflecting the continued ramp up of operations; ii. 12% increase in gold ounces sold from the Black Fox Mine primarily due to the continued ramp up of underground production and reduced dilution in the underground mine; iii. An additional 556 ounces in gold ounces sold from the Bachelor Lake Mine, as Metanor began mining and processing the bulk ore sample from the mine in 2012; partially offset by iv. 33% decrease in gold ounces sold from the Santa Elena Mine, driven by the one-time additional sales of 589 gold ounces which were previously held in inventory and subsequently sold in the fourth quarter of 2011. • A gain of $5.6 million which represents the premium paid by Brigus in exercising its option to repurchase a portion of the Gold Stream. For the three months ended December 31, 2012, net income and cash flow from operations were $7.4 million and $6.5 million, respectively, compared with $4.9 million and $7.8 million for the three month period ended December 31, 2011. The change is attributable to a combination of factors including: 3 MONTHS ENDED DECEMBER 31, 2012 COMPARED TO THE 3 MONTHS ENDED DECEMBER 31, 2011

29 For the year ended December 31, 2012, net income and cash flow from operations were $21.9 million and $37.6 million, respectively, compared with $12.5 million and $20.7 million for the comparable year in 2011. The increase in net income and cash flow from operations is attributable to a combination of factors including: • 81% increase in the number of gold ounces sold, due to: i. 65% increase in gold deliveries relating to the Aurizona Mine, reflecting the ramping up of the milling operations and the first full year of operations since the mine achieved commercial production; ii. An additional 5,205 ounces in gold deliveries from the Ming Mine, largely driven by Rambler mining and processing ore from the high grade gold 1806 zone mine in first half of 2012 prior to Rambler’s commissioning of the copper concentrator and subsequent switch from the 1806 gold zone to the 1807 copper zone; iii. 45% increase in gold deliveries from the Santa Elena Mine, reflecting the continued ramp up of operations; iv. An additional 1,144 ounces in gold sales from the Bachelor Lake Mine, as Metanor began mining and processing the bulk ore sample from the mine in 2012; v. 37% increase in gold sales from the Black Fox Mine, reflecting the continued ramp up of operations; and • A 3% increase in the average realized selling price of gold; • A gain of $5.6 million which represents the premium paid by Brigus in exercising its option to repurchase a portion of the Gold Stream; which is partially offset by • An $8.8 million increase in non-cash depletion expense driven by the increase is gold sales as described in greater detail above; • A loss of $1.6 million primarily resulting from the settlement of a foreign exchange contract relating to the conversion of the Company’s Canadian dollar-denominated public offering into U.S. dollars; • An increase of $0.9 million in non-cash deferred tax expense primarily resulting from increased sales; • A $2.9 million increase in administration expenses largely driven by an increase of $1.6 million in compensation expenses and $0.8 million in corporate administration expenses both resulting from increased corporate activity; • An additional $0.6 million in combined interest expense and non-cash amortization costs associated with the Company’s Revolving Loan; • A $0.5 million increase in project evaluation costs primarily driven by continued growth in the Company’s Gold Stream pipeline; and • A number of non-recurring items recorded during the year ended December 31, 2011, including the recognition of $1.1 million of income in consideration for the Company deferring the Santa Fe production guarantee, and no such income was recorded during the year ended December 31, 2012. YEAR ENDED DECEMBER 31, 2012 COMPARED TO THE YEAR ENDED DECEMBER 31, 2011

30 When comparing net income of $7.4 million and cash flow from operations of $6.5 million for the three months ended December 31, 2012 with net income and operating cash flow for the remaining quarters, the following items impact comparability of analysis: • Gold ounces sold for the three months ended December 31, 2012 were 7,243 compared with 9,066 for the three months ended September 30, 2012. The 20% decrease is largely attributed to (i) 26% fewer gold ounces from the Aurizona mine primarily driven by timing of shipments; partially offset by a 7% increase in gold sales from the Santa Elena Mine, reflecting the continued ramp up of operations; • Gold sales have increased over course of the last three years as (i) the Aurizona Mine, the Santa Elena Mine, and the Summit Mine began initial production late in 2010; (ii) the Company began purchasing gold from the Black Fox Mine in 2011; (iii) the Ming Mine began mining and processing ore from the high grade gold 1806 zone in 2012; and (iv) the Bachelor Lake Mine began producing from its bulk sample in 2012; • A gain of $5.6 million which represents the premium paid by Brigus in exercising its option to repurchase a portion of the Gold Stream was recognized during the three months ended December 31, 2012; • a non-recurring gain of $0.8 million was recorded during the three months ended June 30, 2011 relating to the consideration received from the deferment of the Santa Fe production guarantee; and • a loss of $1.4 million primarily resulting from the settlement of a foreign exchange contract relating to the conversion of the Company’s Canadian dollar-denominated public offering into US dollars was recognized during the three months ended September 30, 2012. 3 MONTHS ENDED DECEMBER 31, 2012 COMPARED TO THE REMAINING QUARTERS

31 Change In Total Assets The Company’s total assets increased by $9.0 million from September 30, 2012 to December 31, 2012 primarily resulting from operating cash flow partially offset by depletion expense. The Company’s total assets increased by $154.4 million from June 30, 2012 to September 30, 2012 primarily resulting from the Company’s September 7, 2012 equity financing. Total assets increased by $11.2 million from March 31, 2012 to June 30, 2012; and by $14.1 million from December 31, 2011 to March 31, 2012, primarily resulting from (i) operating cash flows; and (ii) the exercise of warrants; which were partially offset by depletion expense. The Company’s total assets increased by $10.1 million from June 30, 2011 to September 30, 2011; by $4.0 million from March 31, 2011 to June 30, 2011; and by $1.7 million from December 31, 2010 to March 31, 2011, all of which were driven primarily from operating cash flows. Non-IFRS Measures The Company has included, throughout this document, certain non-IFRS performance measures, including (i) average cash cost per ounce; (ii) cash flow from operations per share (basic and diluted); and (iii) average realized gold price per ounce. i. Average cash cost per ounce is calculated by dividing the Company’s cost of sales (excluding depletion) by the number of ounces sold. The Company presents average cash cost per ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. The following table provides a reconciliation of average cash cost of gold on a per ounce basis. Three Months Ended December 31, 2012 2011 Cost of Sales (excluding depletion) $ 2,973 $ 2,688 Cash cost of sales is comprised of: Total cash cost of gold sold 2,973 2,688 Divided by: Total ounces of gold sold 7,243 6,611 Equals: Average cash cost of gold (per ounce) $ 410 $ 407 year Ended December 31, 2012 2011 Cost of Sales (excluding depletion) $ 11,929 $ 7,777 Cash cost of sales is comprised of: Total cash cost of gold sold 11,929 7,777 Divided by: Total ounces of gold sold 33,514 18,516 Equals: Average cash cost of gold (per ounce) $ 356 $ 420 ii. Cash flow from operations per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry that present results on a similar basis.

32 These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Three Months Ended December 31, 2012 2011 Cash generated by operating activities $ 6,504 $ 7,843 Divided by: Basic weighted average number of shares outstanding 85,914,720 66,330,014 Diluted weighted average number of shares outstanding 102,323,201 79,029,944 Equals: Operating cash flow per share - basic $ 0.08 $ 0.12 Operating cash flow per share - diluted $ 0.06 $ 0.10 The following table provides a reconciliation of cash flow from operations per share (basic and diluted). Year Ended December 31, 2012 2011 Cash generated by operating activities $ 37,624 $ 20,662 Divided by: Basic weighted average number of shares outstanding 75,191,865 64,892,174 Diluted weighted average number of shares outstanding 86,379,483 76,238,875 Equals: Operating cash flow per share - basic $ 0.50 $ 0.32 Operating cash flow per share - diluted $ 0.44 $ 0.27 iii. Average realized gold price per ounce is calculated by dividing the Company’s sales by the number of ounces sold. The Company presents average realized gold price per ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry that present results on a similar basis. The following table provides a reconciliation of average realized gold price per ounce. Three Months Ended December 31, 2012 2011 Sales $ 12,423 $ 11,125 Divided by: Total gold ounces sold 7,243 6,611 Equals: Average realized gold price per ounce $ 1,715 $ 1,683 Year Ended December 31, 2012 2011 Sales $ 55,943 $ 29,967 Divided by: Total gold ounces sold 33,514 18,516 Equals: Average realized gold price per ounce $ 1,669 $ 1,618

Liquidity and Capital Resources

As of December 31, 2012 the Company had cash of $127.4 million (December 31, 2011 – $13.1 million) and working capital of $141.5 million (December 31, 2011 – $12.3 million). The Company invests surplus cash in short-term, high credit quality, money market instruments. As described earlier, the Company has an additional $100.0 million available under its revolving bank debt facility. In the opinion of management, cash flows, cash balances and available credit facilities are sufficient to support the Company's normal operating requirements on an ongoing basis.

During the year ended December 31, 2012 the Company generated operating cash flows of $37.6 million compared with $20.7 million during the comparable year in 2011, with the increase being primarily attributable to both an increase in gold ounces sold and an increase in the realized selling price of gold.

During the year ended December 31, 2012, the Company had cash inflows from financing activities of $157.7 million compared with $6.6 million during the comparable year in 2011. The increase is largely attributed to the Company's September 7, 2012 equity financing for gross proceeds of C$150.1 million ($153.5 million), partially offset by share issuance costs of $7.7 million.

During the year ended December 31, 2012, the Company had net cash outflows relating to investing activities of $79.4 million, which were primarily the result of (i) the upfront payment of $60.0 million related to the Serra Pelada Gold Stream; (ii) $15.0 million payment in connection with the back-back agreement with Sandstorm Metals & Energy; (iii) upfront payments of $8.0 million to Donner, $7.5 million to Magellan and $6.0 million to Solitario in connection with their respective Gold Stream and royalties; (iv) $9.0 million relating to the acquisition of investments; and (v) $4.0 million in a loan advance. These cash outflows were partially offset by cash inflows of (i) $24.4 million payment received from Brigus; and (ii) $9.4 million resulting from the disposal of investments. During the year ended December 31, 2011, the Company had net cash outflows of $42.7 million, primarily related to the upfront payments of $13.0 million to Rambler and $20.0 to Metanor in connection with their respective Gold Streams and $7.8 million relating to the acquisition of investments.

Contractual Obligations

The Company agreed to contribute up to $10.0 million in capital towards the Phase 1 Expansion at Luna's Aurizona Mine (of which $1.5 million had been contributed as at December 31, 2012). Sandstorm's contribution will be equal to 17% of the capital costs incurred by Luna towards the Phase 1 Expansion to a maximum contribution of $10.0 million. In addition, Sandstorm has committed to issue, if requested by Luna, a $20.0 million non-revolving loan facility with a three year term, which may only be used to fund the Phase 1 Expansion and associated exploration costs and may only be drawn up to July 21, 2014. Any amounts drawn must be repaid by November 30, 2015. Under the agreement, the loan will bear interest at a rate per annum of 12%, and have a three year term. Undrawn amounts will be subject to a standby fee of 1.2%. No amounts were drawn as at December 31, 2012.

As part of the Company's Deflector Gold Stream, the Company has agreed to subscribe for $3.0 million in equity as part of a future Mutiny financing. Additionally, if the Deflector Mine produces more than 85,000 ounces of gold in a calendar year, Sandstorm will make a one-time $4.0 million payment to Mutiny.

Sandstorm has provided Premier Gold with a temporary credit facility to borrow up to $70.0 million, which expires on July 31, 2013 and if drawn will bear interest at a 0.3% premium to the interest rate that the Company would be charged by its lenders if funds were drawn from its revolving credit facility.

Sandstorm has agreed to purchase 17,857,142 common shares of Entrée at a price of C$0.56 per Share for a total consideration of approximately C$10 million.

The Company has a commitment to Sandstorm Metals & Energy to share a reasonable allocation, agreed to by both companies, of costs paid by Sandstorm Metals & Energy that are incurred for the benefit of Sandstorm. Sandstorm Metals & Energy is contractually obligated to make annual rental payments ranging from $0.2 million to $0.4 million during 2013-2016 and Sandstorm will reimburse Sandstorm Metals & Energy for a reasonable allocation of these rental costs.

In connection with its Gold Streams, the Company has committed to purchase the following:

Gold Stream	% of Life of Mine Gold	Per Ounce Cash Payment: lesser of amount below and the then prevailing market price of gold [1,2,3]
Aurizona	17%	$400
Bachelor Lake	20%	$500
Black Fox	8%	$500
Bracemac-McLeod	17.5%	$350
Deflector	15%	$500
Entrée (Gold)	6.77% on Hugo North Extension and 5.13% on Heruga	$200
Entrée (Silver)	33.8%	$5
Ming	6.77% on Hugo North Extension and 5.13% on Heruga	$nil
Santa Elena	20%	$350
Serra Pelada (Gold)	1.5%	$400
Serra Pelada (Platinum)	35%	$200
Summit	50% of the first 10,000 ounces of gold produced, and 22% thereafter	$400

[1] *Subject to an annual inflationary adjustment except for Bracemac-McLeod and Ming*

[2] *For the Entrée Gold Stream, after approximately 8.6 million ounces of gold have been produced from the joint venture property, the price increases to $500 per gold ounce*

[3] *For the Entrée Silver Stream, after approximately 40.3 million ounces of silver have been produced from the joint venture property, the price increases to $10 per silver ounce*

33

Share Capital

On May 9, 2012, the Company completed a five-for-one consolidation (the "Consolidation") of the Company's common shares. The 349,658,858 common shares issued and outstanding prior to the Consolidation were consolidated to 69,931,771 common shares. The Company's outstanding stock options were adjusted on the same basis with proportionate adjustments being made to the stock option exercise prices.

The Company's listed warrants were not consolidated. Following the Consolidation, each five (5) listed warrants of SSL.WT (expiring on April 23, 2014) will entitle the holder to purchase one post-Consolidation common share at the adjusted total exercise price of $3.00. Each five (5) listed warrants of SSL.WT.A (expiring on October 19, 2015) will entitle the holder to purchase one post-Consolidation common share at the adjusted total exercise price of $5.00.

All comparative period information has been adjusted to reflect this Consolidation.

On September 7, 2012 the Company completed a public offering of 15,007,500 units at a price of C$10.00 per unit, for gross proceeds of C$150.1 million ($153.5 million). Each unit was comprised of one common share of the Company and one-third of one listed warrant ()SSL.WT.B). In connection with the offering, the Company paid agent fees of C$7.5 million ($7.7 million), representing 5% of the gross proceeds. The amount attributable to common shares was $145.6 million, with the remainder allocated to the warrants. As previously announced, the net proceeds from the public offering have been and continue to be used to finance the acquisition of Gold Streams and royalties (recent acquisitions are described earlier in greater detail).

As of February 18, 2013 the Company had 87,614,557 common shares outstanding.

▶ A summary of the Company's share purchase options as of February 18, 2013 are as follows:

Outstanding	Exercisable	Price per Share (C$)	Expiry Date
505,000	505,000	$2.25	June 16, 2014
140,000	140,000	$2.20	July 6, 2014
200,000	200,000	$2.175	July 28, 2014
20,000	20,000	$3.35	May 19, 2015
1,362,000	1,362,000	$3.40	November 26, 2015
91,000	30,335	$6.30	August 25, 2016
1,139,000	374,338	$6.35	November 25, 2016
150,000	-	$11.78	December 21, 2017
3,607,000	**2,631,673**	**$3.48**	

All remaining compensation warrants (the "Compensation Warrants") issued by the Company to agents in 2009, were exercised during the year ended December 31, 2012. Each Compensation Warrant entitled the holder to acquire one unit comprised of one common share of the Company and one-half of a share purchase warrant. Each Compensation Warrant had an exercise price of $0.33. Each five (5) whole share purchase warrants issued upon exercise of the Compensation Warrants entitles the holder to purchase one common share at an adjusted total exercise price of $3.00 until April 23, 2014.

During the year ended December 31, 2012, the Company granted 330,000 Restricted Share Rights ("RSRs") with a fair value of $3.9 million and a three year vesting term. During the year ended December 31, 2011, no RSRs had been granted by the Company under the Restricted Share Plan.

▶ A summary of the Company's warrants as of February 18, 2013 are as follows:

	Number of Warrants on a Pre-consolidated Basis	Pre-Consolidated Exercise Price Per Warrant	Number of Warrants on a Post-Consolidated Basis	Post-Consolidated Exercise Price Per Warrant	Shares to be Issued Upon Exercise of the Warrants	Adjusted Exercise Price Per Share	Expiry Date
SSL.WT	73,603,672	$0.60	-	-	14,720,734	$3.00	April 23, 2014
SSL.WT.A	19,662,599	$1.00	-	-	3,932,520	$5.00	October 19, 2015
SSL.WT.B	-	-	5,002,500	$14.00	5,002,500	14.00	September 7, 2017
Special warrants	-	-	4,203,208	-	4,203,208	-	August 5, 2013
	93,266,271		**9,205,708**		**27,858,962**		

Key Management Personnel Compensation

▶ A summary of the Company's warrants as of February 18, 2013 are as follows:

In $000s	Year ended December 31, 2012	Year ended December 31, 2011
Short-term employee salaries and benefits	2,875	1,407
Share-based payments	1,286	1,280
Total key management compensation expense	4,161	2,687

34

35 may result in the Mines becoming uneconomic resulting in their shutdown and closure. The Company is not entitled to purchase gold if no gold is produced from the Mines. NO CONTROL OVER MINING OPERATIONS > The Company has no contractual rights relating to the operation or development of the Mines. Except for any payments which may be payable in accordance with applicable completion guarantees or cash flow guarantees, the Company will not be entitled to any material compensation if these mining operations do not meet their forecasted gold production targets in any specified period or if the Mines shut down or discontinue their operations on a temporary or permanent basis. The Mines may not commence commercial production within the time frames anticipated, if at all, and there can be no assurance that the gold production from such properties will ultimately meet forecasts or targets. At any time, any of the operators of the Mines or their successors may decide to suspend or discontinue operations. The Company is subject to the risk that the Mines shut down on a temporary or permanent basis due to issues including, but not limited to economics, lack of financial capital, floods, fire, mechanical malfunctions, social unrest, expropriation and other risks. These issues are common in the mining industry and can occur frequently. GOVERNMENT REGULATIONS > The Mines are subject to various foreign laws and regulations governing prospecting, exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupation health, handling, storage and transportation of hazardous substances and other matters. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Mines in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance of such laws and regulations could become such that the owners or operators of the Mines would not proceed with the development of or continue to operate the Mines. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the Mines could result in substantial costs and liabilities in the future. INTERNATIONAL OPERATIONS > The Aurizona Mine, the Serra Pelada Mine and the Coringa Project are located in Brazil, the Santa Elena Mine is located in Mexico, the Summit Mine and the Mt. Hamilton Project are located in the United States of America, the Deflector Mine is located in Australia and each of the Ming Mine, the Black Fox Mine, Bachelor Lake Mine, and the Bracemac-McLeod Mine are located in Canada and as such, the Mines are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terror- Financial Instruments The company’s financial instruments consist of cash, trade receivables and other, promissory note, investments, loan receivable, trade and other payables and mineral interest payable. All financial instruments are initially recorded at fair value. CREDIT RISK > The Company’s credit risk is limited to cash, trade receivables and other, promissory note and loan receivable in the ordinary course of business. The Company sells gold exclusively to large corporations with strong credit ratings and the balance of trade and other receivables owed to the Company in the ordinary course of business is not significant. CURRENCY RISK > The Company is exposed to the fluctuations of the Canadian to U.S. dollar from time to time as it holds investments denominated in the Canadian dollar. OTHER RISKS > Sandstorm holds common shares, convertible debentures, and warrants of other companies with a combined market value as at December 31, 2012, of $7.5 million (December 31, 2011 - $8.4 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. The Company is not subject to significant interest rate or other price risks and the Company’s exposure to these risks has not changed significantly from the prior year. Risks to Sandstorm The primary risk factors affecting the company are set forth below. For additional discussion of risk factors, please refer to the company’s annual information form dated February 18, 2013, which is available on www.sedar.com. RISKS RELATING TO MINERAL PROJECTS > To the extent that they relate to the production of gold from, or the operation of, the Aurizona Mine, the Serra Pelada Mine, the Santa Elena Mine, the Summit Mine, the Deflector Mine, the Ming Mine, the Black Fox Mine, the Bachelor Lake Mine, Mt. Hamilton Project, the Coringa Project and the Bracemac-McLeod Mine (the “Mines”), the Company will be subject to the risk factors applicable to the operators of such Mines. Whether the Mines will be commercially viable depends on a number of factors, including cash costs associated with extraction and processing, the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The Mines are also subject to other risks that could lead to their shutdown and closure including flooding and weather related events, as well as community or social related issues. The exact effect of these factors cannot be accurately predicted, but the combination of these factors

36 ism, hostage taking, military repression, crime, political instability, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, and changing political conditions, and governmental regulations. Changes, if any, in mining or investment policies or shifts in political attitude in Mexico, Brazil, the United States of America, Australia or Canada may adversely affect the operations or profitability of the Mines in these countries. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, mine safety and the rewarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Mines. INCOME TAXES > The Company has a subsidiary in Barbados, Sandstorm Gold (Barbados) Limited, which entered into Gold Streams in connection with the Aurizona, Santa Elena, and Summit transactions. No assurance can be given that new taxation rules will not be enacted or that existing rules will not be applied in a manner which could result in the Company’s future profits being subject to increased level of income tax. The Company’s international transactions have not yet been reviewed by the Canada Revenue Agency, and should such transactions be reviewed no assurances can be given that the tax matters will be resolved favorably. The Company’s other Gold Streams and royalties in connection with Serra Pelada, Black Fox, Ming, Defector, Bachelor Lake, Mt. Hamilton, Coringa and Bracemac-Mcleod transactions have been entered into directly by Canadian based subsidiaries and will therefore, be subject to Canadian, and/or U.S taxation, as the case may be. GOLD PRICES > The price of the common shares, warrants, and the Company’s financial results may be significantly adversely affected by a decline in the price of gold. The price of gold fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company’s control, including but not limited to, the sale or purchase of gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold-producing countries throughout the world. In the event that the prevailing market price of gold is less than $500 per ounce in the case of the Brigus Gold Stream, $500 per ounce in the case of the Bachelor Lake Gold Stream, $500 per ounce in the case of Deflector Gold Stream, $400 per ounce in the case of the Aurizona Gold Stream, $400 per ounce in the case of the Serra Pelada Gold Stream, $400 per ounce in the case of the Summit Gold Stream, $350 per ounce in the case of the Santa Elena Gold Stream, and $350 per ounce in the case of the Bracemac-McLeod Gold Stream, the purchase price will be the then prevailing market price per ounce of gold and the Company will not generate positive cash flow or earnings on those Gold Streams. PLATINUM PRICES > The price of the common shares and the Company’s financial results may be significantly adversely affected by a decline in the price of platinum. The price of platinum fluctuates widely, and is affected by numerous factors beyond the Company’s control such as international, economic and political trends, expectations for inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and worldwide production levels. The effect of these factors cannot be accurately predicted. The price of platinum has fluctuated widely in recent years. Other CRITICAL ACCOUNTING ESTIMATES > The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the year . Note 3 of the Company’s consolidated financial statements describes all of the significant accounting policies. ACCOUNTING FOR MINERAL INTERESTS > The Company’s business is the acquisition of gold purchase agreements. Management accounts for these agreements as mineral interests as they consider the associated mining risks when evaluating the assets to be acquired and assessing the mineral interests over the life of the related mine. ATTRIBUTABLE RESERVE AND RESOURCE ESTIMATES > Gold interests are a significant asset of the Company, with a carrying value of $185.0 million at December 31, 2012. This amount represents the capitalized expenditures related to the acquisition of the gold interests net of accumulated depletion and any impairments. The Company estimates the reserves and resources relating to each agreement. Reserves are estimates of the amount of gold that can be economically and legally extracted from the mining properties at which the Company has precious metal purchase agreements,

37 adjusted where applicable to reflect the Company’s percentage entitlement to gold produced from such mines. The Company estimates its reserves and resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and require complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of the Company’s gold interests and depletion charges. DEPLETION > The Company’s gold interests are depleted on a units-of-sale basis, with estimated recoverable reserves and resources being used to determine the depletion rate for each of the Company’s gold interests. These calculations require the use of estimates and assumptions, including the amount of recoverable reserves. Changes in the estimated recoverable reserves, resources or exploration potential will directly impact the depletion rate used. Changes to depletion rates are accounted for prospectively. INCOME TAXES > The interpretation of existing tax laws or regulations in Canada, Barbados, the United States of America, Australia or any of the countries in which the mining operations are located or to which shipments of gold are made requires the use of judgment. Differing interpretation of these laws or regulations could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions. In addition, the recoverability of deferred income tax assets, including expected periods of reversal of temporary differences and expectations of future taxable income, are assessed by management at the end of each reporting period. IMPAIRMENT OF ASSETS > Management considers each gold interest to be a separate cash generating unit, which is the lowest level for which cash inflows are largely independent of those of other assets. At the end of each reporting period, the Company reviews the carrying amounts of each gold interest to determine whether there is any indication that those gold interests have suffered an impairment loss. If such an indication exists, the recoverable amount of the gold interest is estimated in order to determine the extent of the impairment (if any). The recoverable amount of each gold interest is the higher of fair value less costs to sell (“Fair Value approach”) and value in use (“Value-in-use approach”). Under the Fair Value approach, the net asset value (“NAV”) methodology is used to determine the fair value that could be received from each gold interest in an arm’s length transaction at the measurement date. NAV is estimated by using an appropriate discount rate to calculate the present value of expected future cash flows associated with each mineral category. The values are adjusted for each mineral category dependent on the likelihood of conversion from resources to reserves. A market multiple is applied to the NAV computed in order to assess the estimated fair value. Gold Stream and precious metal companies typically trade at a market capitalization that is based on a multiple of their underlying NAV. Consequently, a market participant would generally apply a NAV multiple when estimating the fair value of a gold interest. Under the Value-in-use approach, the net present value (“NPV”) methodology is used. NPV is estimated by using a discount rate to calculate the present value of expected future cash flows. The discount rate is based on the Company’s weighted average cost of capital, adjusted for various risks. The expected future cash flows are management’s best estimates of expected future revenues and costs. Under each method, expected future revenues reflect the estimated future production for each mine at which the Company has a Gold Stream based on detailed life of mine plans received from each of the partners. Included in these forecasts is the production of mineral resources that do not currently qualify for inclusion in proven and probable ore reserves where there is a high degree of confidence in its economic extraction. This is consistent with the methodology that is used to measure value beyond proven and probable reserves when allocating the purchase price to acquired silver and gold interests. Expected future revenues also reflect management’s estimated long term metal prices, which are determined based on current prices, forward pricing curves and forecasts of expected long-term metal prices prepared by analysts. These estimates often differ from current price levels, but are consistent with how a market participant would assess future long-term metal prices. Estimated future cash costs are fixed based on the terms of each Gold Stream, as disclosed in note 7 to the financial statements. If the carrying amount of the asset exceeds its recoverable amount, the asset is considered impaired and an impairment charge is reflected as a component of net earnings so as to reduce the carrying amount to its recoverable value. A previously recognized impairment charge is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment charge was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depletion, had no impairment charge been recognized for the asset in prior years. Such reversal is reflected as a component of net earnings. At December 31, 2012 and December 31, 2011, no impairment charge was required.

38 Changes In Accounting Policies FUTURE CHANGES IN ACCOUNTING POLICIES > The IASB issued a number of new and revised accounting standards which are effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. These standards include the following: IFRS 10, Consolidated Financial Statements; IFRS 11, Joint Arrangements; IFRS 12, Disclosure of Interests in Other Entities; IFRS 13, Fair Value Measurement; Amended IAS 27, Separate Financial Statements; and Amended IAS 28, Investments in Associates and Joint Ventures. In June 2011, the IASB also issued amended IAS 1, Presentation of Financial Statements, which is effective for annual periods beginning on or after July 1, 2012. These new and revised accounting standards have not yet been adopted by Sandstorm, and the Company has not yet completed the process of assessing the impact that they will have on its financial statements, or whether to early adopt any of the new requirements. Cautionary Language Regarding Reserves and Resources The Technical Reports supporting the scientific and technical information contained in this document are available at www. sedar.com under the profile of Luna, Colossus, SilverCrest, Rambler, Brigus, Mutiny, Metanor, Santa Fe, Donner, Solitario, and Magellan for the Aurizona Mine, Serra Pelada Mine, Santa Elena Mine, Ming Mine, Black Fox Mine, Deflector Mine, Bachelor Lake Mine, Summit Mine, Bracemac-McLeod Mine, Mt. Hamilton Mine, and the Coringa Project and Cuiú Cuiú Project, respectively.

39 This MD&A and any exhibits attached hereto and incorporated herein, if any, contain “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities exchange Act of 1934, as amended, the united States Private Securities Litigation Reform Act of 1995, and applicable Canadian and other securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking information is provided as of the date of this MD&A and Sandstorm does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law. FORWARD LOOKING STATEMENTS Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; delays in the construction of the Serra Pelada Mine, Ming Mine, the Deflector Mine, the Bachelor Lake Mine, Mt. Hamilton mine, the Coringa mine, the Cuiú Cuiú mine or the Bracemac-McLeod Mine; the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Sandstorm; stock market volatility; competition; as well as those factors discussed in the section entitled “Risks to Sandstorm” herein and those risks described in the section entitled “Risk Factors” contained in Sandstorm’s most recent Annual Information Form for the year ended December 31, 2012 available at www.sedar.com and www.sec.gov and incorporated by reference herein. Forward-looking information in this MD&A includes, among other things, disclosure regarding: Sandstorm’s existing ten Gold Streams and four royalties as well as its future outlook, the mineral reserve and mineral resource estimates for each of the Aurizona Mine, the Serra Pelada Mine, the Santa Elena Mine, the Ming Mine, the Black Fox Mine, the Deflector Mine, the Bachelor Lake Mine, the Summit Mine, the Mt. Hamilton Mine, the Coringa Project, the Cuiú Cuiú Project and the Bracemac-McLeod Mine. Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which Sandstorm will purchase gold, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein. Although Sandstorm has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

40 Sandstorm intends to continue its growth through the acquisition of gold streams and royalties. We acquired two gold streams and three gold royalties in 2012.

41 02 SECTION SANDSTORM GOLD LTD. CONSOLIDATED FINANCIAL STATEMENTS

42 The accompanying consolidated financial statements of Sandstorm Gold Ltd. (“Sandstorm”) were prepared by management, which is responsible for the integrity and fairness of the information presented, including the many amounts that must of necessity be based on estimates and judgments. These consolidated financial statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Financial information appearing throughout our Management’s Discussion and Analysis (“MD&A”) is consistent with these consolidated financial statements. Sandstorm maintains systems of internal accounting controls, policies and procedures to provide reasonable assurance as to the reliability of the financial records and the safeguarding of its assets. The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which is composed entirely of directors who are neither officers nor employees of Sandstorm. The audit committee reviews Sandstorm’s annual consolidated financial statements and MD&A and recommends them for approval by the Board of Directors. Other key responsibilities of the Audit Committee include monitoring Sandstorm’s system of internal controls, monitoring its compliance with legal and regulatory requirements, selecting the external auditors and reviewing the qualifications, independence and performance of the external auditors. Deloitte LLP, Chartered Accountants, appointed by the shareholders of Sandstorm upon the recommendation of the Audit Committee and Board of Directors, have performed an independent audit of the consolidated financial statements and their report follows. The auditors have full and unrestricted access to the Audit Committee to discuss their audit and related findings. MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING Nolan Watson President & Chief Executive Officer FEBRUARY 18, 2013 Erfan Kazemi Chief Financial Officer FEBRUARY 18, 2013

43 To the Shareholders of Sandstorm Gold Ltd. INDEPENDENT AUDITOR’S REPORT We have audited the accompanying consolidated financial statements of Sandstorm Gold Ltd. and subsidiaries (“the Company”), which comprise the consolidated statements of financial position as at December 31, 2012 and December 31, 2011, and the consolidated statements of comprehensive income, changes in equity, and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information. Management’s Responsibility For The Consolidated Financial Statements Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. Auditor’s Responsibility Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion. Opinion In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Sandstorm Gold Ltd. and subsidiaries as at December 31, 2012, and December 31, 2011, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. “Deloitte LLP” Chartered Accountants February 18, 2013 Vancouver, Canada

44 CONSOLIDATED STATEMENTS OF FINANCIAL POSITION Expressed in U.S. dollars ($000s) ASSETS Note December 31, 2012 December 31, 2011 Current Cash $ 127,359 $ 13,073 Promissory note 7 15,000 - Loan receivable 7 4,000 - Trade receivables and other 381 50 $ 146,740 $ 13,123 Non-current Mineral interests and royalties 7 185,000 128,982 Investments 8 7,542 8,362 Deferred financing costs 9 618 - Deferred income tax assets 11 386 1,343 Other 1,141 982 Total assets $ 341,427 $ 152,792 LIABILITIES Current Trade and other payables $ 1,247 $ 834 Mineral interest payable 7 4,000 - $ 5,247 $ 834 EQUITY Share capital 10 $ 281,495 $ 125,466 Reserves 10 26,852 20,435 Retained earnings 27,669 5,742 Accumulated other comprehensive income 164 315 $ 336,180 $ 151,958 Total liabilities and equity $ 341,427 $ 152,792 Contractual obligations (Note 15) Subsequent events (Note 9 and Note 17) “Nolan Watson”, Director ON BEHALF OF THE BOARD: “David DeWitt”, Director - The accompanying notes are an integral part of these consolidated financial statements - FINANCIAL POSITION

45 - The accompanying notes are an integral part of these consolidated financial statements - CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME Expressed in U.S. dollars ($000s) Note Year Ended December 31, 2012 Year Ended December 31, 2011 Sales $ 55,943 $ 29,967 Cost of sales, excluding depletion 11,929 7,777 Depletion 14,319 5,524 Total cost of sales $ 26,248 $ 13,301 Gross profit 29,695 16,666 Expenses and other (income) Administration expenses 12 7,235 4,327 Gain on disposal of mineral interest 7 (5,630) - Project evaluation 549 93 Foreign exchange loss 1,666 74 Other expenses (income) 698 (200) Income from deferral of production guarantee - (1,101) Income from operations $ 25,177 $ 13,473 Income tax expense 11 3,250 984 Net income for the year $ 21,927 $ 12,489 Other comprehensive loss (income) Loss (gain) on investments, net of tax 8 151 (315) Total comprehensive income $ 21,776 $ 12,804 Basic earnings per share 10(e) $ 0.29 $ 0.19 Diluted earnings per share 10(e) $ 0.25 $ 0.16 Weighted average number of common shares outstanding Basic 10(e) 75,191,865 64,892,174 Diluted 10 (e) 86,379,483 76,238,875 COMPREHENSIVE INCOME

46 CONSOLIDATED STATEMENTS OF CASH FLOWS Expressed in U.S. dollars ($000s) Cash flow from (used in): Note Year Ended December 31, 2012 Year Ended December 31, 2011 Operating activities Net income for the year $ 21,927 $ 12,489 Items not affecting cash: » Depletion and depreciation 14,715 5,566 » Income tax (recovery) expense 11 3,250 984 » Gain on disposal of mineral interest 7 (5,630) - » Share-based payment 10 1,705 1,599 » Loss (gain) on fair value adjustment of investments 8 200 (173) » Unrealized foreign exchange loss 1,639 44 Changes in non-cash working capital 13 (182) 153 $ 37,624 $ 20,662 Investing activities Acquisition of mineral interests and royalties 7 (85,080) (33,973) Repurchase of mineral interest 7 24,397 - Acquisition of investments 8 (9,008) (7,768) Proceeds on disposal of investments 8 9,392 - Loan issuance (4,000) - Promissory note receivable 7 (15,000) - Acquisition of other assets (145) (953) $ (79,444) $ (42,694) Financing activities Proceeds on equity financing and exercise of warrants, options, and compensation warrants 10 (a) 166,865 6,609 Share issue costs (8,232) 28 Deferred financing costs 9 (903) - $ 157,730 $ 6,637 Effect of exchange rate changes on cash $ (1,624) $ (65) Net increase (decrease) in cash 114,286 (15,460) Cash – beginning of the year 13,073 28,533 Cash – end of the year $ 127,359 $ 13,073 - The accompanying notes are an integral part of these consolidated financial statements - CASH FLOWS

CHANGES IN EQUITY

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Expressed in U.S. dollars ($000s)

		Share Capital		Reserves					
	Note	Number	Amount	Share Options	Share Purchase Warrants	Compen-sation Warrants	Retained Earnings (Deficit)	Accumulated Other Compre-hensive Income (Loss)	Total
At January 1, 2011		63,612,629	$ 117,199	$ 1,051	$ 17,378	$ 2,045	$ (6,747)	$ -	$ 130,926
Compensation warrants exercised		1,157,405	2,492	-	1,105	(1,687)	-	-	1,910
Deferred income tax recovery of issue costs		-	(7)	-	-	-	-	-	(7)
Options exercised		22,000	70	(17)	-	-	-	-	53
Share based payment		-	-	1,599	-	-	-	-	1,599
Share issue costs (net of tax)		-	28	-	-	-	-	-	28
Warrants exercised		1,547,980	5,684	-	(1,039)	-	-	-	4,645
Total comprehensive income	8	-	-	-	-	-	12,489	315	12,804
At December 31, 2011		**66,340,014**	**$ 125,466**	**$ 2,633**	**$ 17,444**	**$ 358**	**$ 5,742**	**$ 315**	**$ 151,958**
Shares issued		15,007,500	145,607	-	7,874	-	-	-	153,481
Shares issued on exercise of compensation warrants		245,510	$ 528	$ -	$ 234	$ (358)	$ -	$ -	$ 404
Options exercised		413,000	1,156	(199)	-	-	-	-	957
Share based payment		-	-	1,705	-	-	-	-	1,705
Share issue costs (net of tax)		-	(6,124)	-	-	-	-	-	(6,124)
Shares issued on exercise of warrants		4,003,864	14,862	-	(2,839)	-	-	-	12,023
Total comprehensive income	8	-	-	-	-	-	21,927	(151)	21,776
At December 31, 2012		**86,009,888**	**$ 281,495**	**$ 4,139**	**$ 22,713**	**$ -**	**$ 27,669**	**$ 164**	**$ 336,180**

- The accompanying notes are an integral part of these consolidated financial statements -

47

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2012 / Expressed in U.S. dollars  1. Nature Of Operations Sandstorm Gold Ltd. was incorporated under the Business Corporations Act of British Columbia on March 23, 2007 under the name Sandstorm Resources Ltd. Effective February 17, 2011, the Company changed its name to Sandstorm Gold Ltd. Sandstorm Gold Ltd. and its subsidiary entities ("Sandstorm" or the "Company") is a resource-based company that seeks to acquire gold and other precious metal purchase agreements (“Gold Streams”) from companies that have advanced stage development projects or operating mines. In return for making an upfront payment to acquire a Gold Stream, Sandstorm receives the right to purchase, at a fixed price per unit, a percentage of a mine’s production for the life of the mine. The head office, principal address and registered office of the Company are located at Suite 1400, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6. These consolidated financial statements were authorized for issue by the board of directors of the Company on February 18, 2013. 2. Basis Of Presentation A. STATEMENT OF COMPLIANCE These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”). B. BASIS OF PRESENTATION These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value. The consolidated financial statements are presented in United States dollars, and all values are rounded to the nearest thousand except as otherwise indicated. . Summary Of Significant Accounting Policies 3. A. PRINCIPLES OF CONSOLIDATION These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries Sandstorm Gold (Barbados) Limited, Sandstorm Gold (Canada) Ltd, Sandstorm Gold (US) Inc, Sandstorm Gold (Luxembourg) S.A.R.L., Sandstorm Gold (Canada) Holdings Ltd., and Whirlwind Capital. Subsidiaries are fully consolidated from the date the Company obtains control, and continue to be consolidated until the date that control ceases. Control is achieved when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. All intercompany balances, transactions, revenues and expenses have been eliminated on consolidation. B. FOREIGN CURRENCY TRANSLATION The reporting and the functional currency of the Company and its subsidiaries is the U.S. dollar as this is the principal currency of the economic environment in which they operate. Transactions in foreign currencies are initially recorded at the exchange rate at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the closing rate as at the reporting date. C. FINANCIAL INSTRUMENTS The Company’s financial instruments consist of cash, trade and other receivables, loan receivable, investments, trade and other payables, mineral interest payable and promissory note. All financial instruments are initially recorded at fair value and designated as follows: NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 48

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 49 Investments in common shares held are classified as fair value through other comprehensive income (“FVTOCI”), as these are held for long-term strategic purposes and provide a more meaningful presentation based on management’s intention, rather than reflecting changes in fair value immediately in net income. Cash, loan receivable, promissory note and trade receivables and other are classified as financial assets at amortized cost and mineral interest payable and trade and other payables are classified as other financial liabilities and these are measured at amortized cost using the effective interest method. Transaction costs on initial recognition of financial instruments classified as fair value through profit or loss (“FVTPL”) are expensed as incurred. Transaction costs incurred on initial recognition of financial instruments classified as loans and receivables and other financial liabilities are included in the initial fair value amount. Financial assets are derecognized when the contractual rights to the cash flows from the asset expire. Financial liabilities are derecognized only when the Company’s obligations are discharged, cancelled or they expire. All gains and losses as a result of changes in fair value for FVTPL financial instruments are included in net income (loss) in the period they occur. D. IMPAIRMENT OF FINANCIAL ASSETS The Company assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. Financial assets are considered to be impaired if objective evidence indicates that a change in the market, economic or legal environment in which the Company invested has had a negative effect on the estimated future cash flows of that asset. An impairment loss for a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rates. Impairment losses are recognized in profit and loss. For financial assets measured at amortized cost, any reversal of impairment is recognized in profit or loss. E. INVENTORY Inventory is valued at the lower of specifically identifiable cost and net realizable value. Costs included are the agreed upon purchase price under the Gold Stream and depletion of the applicable mineral interest. F. MINERAL INTERESTS Agreements for which settlements are called for in gold or platinum, the amount of which is based on production at the mines and capitalized on a property by property basis, are recorded at cost less accumulated depletion and impairment loss, if any. The cost of these assets is allocated to reserves, resources, and exploration potential which are estimated based on information compiled by qualified persons as defined under National Instrument 43-101. Periodic changes in the reserve estimates may impact the recognition of deferred tax assets and depletion expense. The value is depreciated on a unit-of delivery basis over the estimated recoverable proven and probable reserves and the portion of resources expected to be classified as mineral reserves at the mine corresponding to the specific agreement. The value associated with exploration potential is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources or exploration potential into reserves. G. IMPAIRMENT OF MINERAL INTERESTS Evaluation of the carrying values of each mineral property is undertaken when events or changes in circumstances indicate that the carrying values may not be recoverable. If any indication of impairment exists, the recoverable amount is estimated to determine the extent of any impairment loss. The recoverable amount is the higher of the fair value less costs to sell and value in use. Estimated values in use are calculated using estimated production, sales prices, and a discount rate. Estimated production is determined using current reserves compiled by qualified persons. Estimated sales prices are determined using an average of long-term metal price forecasts by analysts. The discount rate is estimated using the average discount rate used by analysts to value precious metal royalty companies. If it is determined that the recoverable amount is less than the carrying value then an impairment is recorded with a charge to net income (loss). An assessment is made at each reporting period if there is any indication that a previous impairment loss may no longer exist or has decreased. If indications are present, the carrying amount of the mineral interest is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount net of depletion that would have been determined had no impairment loss been recognized for the mineral interest in previous periods.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 50 H. INCOME TAXES Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used are those that are substantively enacted at the reporting date. Deferred income taxes are provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for accounting. The change in the net deferred income tax asset or liability is included in income except for deferred income tax relating to equity items which is recognized directly in equity. The income tax effects of differences in the periods when revenue and expenses are recognized, in accordance with Company accounting practices, and the periods they are recognized for income tax purposes are reflected as deferred income tax assets or liabilities. Deferred income tax assets and liabilities are measured using the substantively enacted statutory income tax rates which are expected to apply to taxable income in the years in which the assets are realized or the liabilities settled. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred income tax assets and liabilities are offset only if a legally enforceable right exists to offset current tax assets against liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on the same taxable entity and are intended to be settled on a net basis. The determination of current and deferred taxes requires interpretations of tax legislation, estimates of expected timing of reversal of deferred tax assets and liabilities, and estimates of future earnings. I. SHARE CAPITAL AND SHARE PURCHASE WARRANTS The proceeds from the issue of units are allocated between common shares and share purchase warrants with an exercise price denominated in U.S. dollars on a pro-rata basis based on relative fair values at the date of issuance. The fair value of common shares is based on the market closing price on the date the units are issued and the fair value of share purchase warrants is determined using the quoted market price or if the warrants are not traded, using the Black-Scholes Model (“BSM”) as of the date of issuance. Equity instruments issued to agents as financing costs are measured at their fair value at the date the services were provided. J. REVENUE RECOGNITION Revenue from the sale of precious metals is recognized when persuasive evidence of an arrangement exists, title and risk passes to the buyer, the amount of revenue can be measured reliably, it is probable that the economic benefits associated with the sale will flow to the entity and the costs incurred in respect of the transaction can be measured reliably. Revenue from the sale of gold may be subject to adjustment upon final settlement of estimated metal prices, weights, and assays. Adjustments to revenue from metal prices are recorded monthly and other adjustments are recorded on final settlement and are offset against revenue when incurred. K. EARNINGS PER SHARE Basic earnings per share is computed by dividing the net income available to common shareholders by the weighted average number of common shares issued and outstanding during the period. Diluted earnings per share is calculated assuming that outstanding share options and share purchase warrants, with an average market price that exceeds the average exercise prices of the options and warrants for the year, are exercised and the proceeds are used to repurchase shares of the Company at the average market price of the common shares for the year. L. SHARE BASED PAYMENTS The Company recognizes a stock based compensation expense for all share purchase options and restricted share rights (“RSR’s”) awarded to employees, officers and directors based on the fair values of the share purchase options and RSRs at the date of grant. The fair values of share purchase options and RSRs at the date of grant are expensed over the vesting periods of the share purchase options and RSRs, respectively, with a corresponding increase to equity. The fair value of share purchase options is determined using the Black-Scholes option pricing model with market related inputs as of the date of grant. Share purchase options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. The fair value of RSRs is the market value of the underlying shares at the date of grant. At the end of each reporting period, the company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revisions to this estimate in the consolidated statement of earnings.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 51 The BSM requires management to estimate the expected volatility and term of the equity instrument, the risk-free rate of return over the term, expected dividends, and the number of equity instruments expected to ultimately vest. Volatility is estimated using the historical stock price of the Company, the expected term is estimated using historical exercise data, and the expected number of equity instruments expected to vest is estimated using historical forfeiture data. If and when share-based awards are ultimately exercised, the applicable amounts in Share Option Reserves are transferred to Share Capital. M. RELATED PARTY TRANSACTIONS Parties are considered related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered related if they are subject to common control or significant influence. A transaction is considered a related party transaction when there is a transfer of resources or obligations between related parties. N. SEGMENT REPORTING An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses. All operating segments’ results are reviewed regularly by the Company’s Chief Executive Officer to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available. 4 Key Sources Of Estimation Uncertainty And Critical Accounting Judgments The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. Information about significant areas of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below: A. ACCOUNTING FOR MINERAL INTERESTS The Company’s business is the acquisition of Gold Streams. Management accounts for these agreements as mineral interests as they consider the associated mining risks when evaluating the assets to be acquired and assessing the mineral interests over the life of the related mine. B. ATTRIBUTABLE RESERVE AND RESOURCE ESTIMATES Mineral Interests are a significant asset of the Company, with a carrying value of $185.0 million at December 31, 2012 (2011: $129.0 million). This amount represents the capitalized expenditures related to the acquisition of the gold interests net of accumulated depletion and any impairments. The Company estimates the reserves and resources relating to each agreement. Reserves are estimates of the amount of gold that can be economically and legally extracted from the mining properties at which the Company has precious metal purchase agreements, adjusted where applicable to reflect the Company’s percentage entitlement to gold produced from such mines. The Company estimates its reserves and resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and require complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of the Company’s gold interests and depletion charges. C. DEPLETION The Company’s gold interests are depleted on a units-of-sale basis, with estimated recoverable reserves and resources being used to determine the depletion rate for each of the Company’s gold interests. These calculations require the use of estimates and assumptions, including the amount of recoverable reserves. Changes in the estimated recoverable reserves, resources or exploration potential will directly impact the depletion rate used. Changes to depletion rates are accounted for prospectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 52 D. INCOME TAXES The interpretation of existing tax laws or regulations in Canada, Barbados, the United States of America, Australia or any of the countries in which the mining operations are located or to which shipments of gold are made requires the use of judgment. Differing interpretation of these laws or regulations could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions. In addition, the recoverability of deferred income tax assets, including expected periods of reversal of temporary differences and expectations of future taxable income, are assessed by management at the end of each reporting period and adjusted, as necessary, on a prospective basis. E. IMPAIRMENT OF ASSETS Management considers each gold interest to be a separate cash generating unit, which is the lowest level for which cash inflows are largely independent of those of other assets. At the end of each reporting period, the Company reviews the carrying amounts of each gold interest to determine whether there is any indication that those gold interests have suffered an impairment loss. If such an indication exists, the recoverable amount of the gold interest is estimated in order to determine the extent of the impairment (if any). The recoverable amount of each gold interest is the higher of fair value less costs to sell (“Fair Value approach”) and value in use (“Value-in-use approach”). Under the Fair Value approach, the net asset value (“NAV”) methodology is used to determine the fair value that could be received from each gold interest in an arm’s length transaction at the measurement date. NAV is estimated by using an appropriate discount rate to calculate the present value of expected future cash flows associated with each mineral category. The values are adjusted for each mineral category dependent on the likelihood of conversion from resources to reserves. A market multiple is applied to the NAV computed in order to assess the estimated fair value. Gold Stream and precious metal companies typically trade at a market capitalization that is based on a multiple of their underlying NAV. Consequently, a market participant would generally apply a NAV multiple when estimating the fair value of a gold interest. Under the Value-in-use approach, the net present value (“NPV”) methodology is used. NPV is estimated by using a discount rate to calculate the present value of expected future cash flows. The discount rate is based on the Company’s weighted average cost of capital, adjusted for various risks. The expected future cash flows are management’s best estimates of expected future revenues and costs. Under each method, expected future revenues reflect the estimated future production for each mine at which the Company has a Gold Stream based on detailed life of mine plans received from each of the partners. Included in these forecasts is the production of mineral resources that do not currently qualify for inclusion in proven and probable ore reserves where there is a high degree of confidence in its economic extraction. This is consistent with the methodology that is used to measure value beyond proven and probable reserves when allocating the purchase price to acquired silver and gold interests. Expected future revenues also reflect management’s estimated long term metal prices, which are determined based on current prices, forward pricing curves and forecasts of expected long-term metal prices prepared by analysts. These estimates often differ from current price levels, but are consistent with how a market participant would assess future long-term metal prices. Estimated future cash costs are fixed based on the terms of each Gold Stream, as disclosed in note 7 to the financial statements. If the carrying amount of the asset exceeds its recoverable amount, the asset is considered impaired and an impairment charge is reflected as a component of net earnings so as to reduce the carrying amount to its recoverable value. A previously recognized impairment charge is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment charge was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depletion, had no impairment charge been recognized for the asset in prior years. Such reversal is reflected as a component of net earnings At December 31, 2012 and December 31, 2011, no impairment charge was required.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 53 5. Future Changes In Accounting Policies The IASB issued a number of new and revised accounting standards which are effective for annual periods beginning on or after December 1, 2013, with early adoption permitted. These standards include the following: • IFRS 10, Consolidated Financial Statements; • IFRS 11, Joint Arrangements; • IFRS 12, Disclosure of Interests in Other Entities; • IFRS 13, Fair Value Measurement; • Amended IAS 27, Separate Financial Statements; and • Amended IAS 28, Investments in Associates and Joint Ventures. In June 2011, the IASB also issued amended IAS 1, Presentation of Financial Statements, which is effective for annual periods beginning on or after July 1, 2012. These new and revised accounting standards have not yet been adopted by Sandstorm, and the Company has not yet completed the process of assessing the impact that they will have on its consolidated financial statements, or whether to early adopt any of the new requirements. 6. Financial Instruments CAPITAL RISK MANAGEMENT ¯ The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance. The capital structure of the Company consists of $336.2 million ($152.0 million – December 31, 2011) of equity attributable to common shareholders, comprising of issued capital (note 10), accumulated reserves (note 10) and retained earnings. The Company is not subject to any externally imposed capital requirements with the exception of complying with the minimum tangible net worth covenant under the credit agreement governing bank debt (note 9). The Company is in compliance with the debt covenants described in note 9 as at December 31, 2012. FAIR VALUE ESTIMATION ¯ The fair value hierarchy establishes three levels to classify the inputs of valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below: Level 1 | Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Investments In common shares and warrants held that have direct listings on an exchange are classified as Level 1. Level 2 | Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liabilities. Investments in common shares and warrants held that are not listed on an exchange are classified as Level 2. Level 3 | Prices or valuation techniques that require inputs that are both significant to fair value measurement and unobservable (supported by little or no market activity). The following table sets forth the Company's financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by IFRS 7, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. In $000s Total Quoted prices in active markets for identical assets (Level1) Significant other observable inputs (Level 2) Unobservable inputs (Level 3) Long-term investments – common shares held $ 2,518 $ 2,518 $ - $ - Long-term investments – warrants held 472 407 65 - Long-term investments – convertible debt 4,552 - 4,552 - $ 7,542 $ 2,925 $ 4,617 $ - The fair value of the Company's other financial instruments which include cash, trade receivables and other, loan receivable, trade and other payables, and promissory note approximate their carrying value at December 31, 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 54 CREDIT RISK > The Company’s credit risk is limited to cash, trade and other receivables, loan receivable and promissory note in the ordinary course of business. The Company sells gold exclusively to large corporations with strong credit ratings and the balance of trade and other receivables owed to the Company in the ordinary course of business is not significant. Therefore, the Company is not exposed to significant credit risk and overall, the Company’s credit risk has not changed significantly from the prior year. The Company closely monitors its financial assets and as at December 31, 2012 and 2011, there were no significant receivables owed to the Company which were past due. CURRENCY RISK > Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include: cash, trade receivables and other, investments, trade and other payables denominated in Canadian dollars. The carrying amounts of the Company's Canadian dollar denominated monetary assets and monetary liabilities at the end of the reporting period are as follow: In $000s December 31, 2012 December 31, 2011 Monetary Assets Cash $ 6,818 $ 13,073 Trade receivables and other 91 26 Long-term investments - common shares held 2,518 7,923 Long-term investments - warrants held 472 439 $ 9,899 $ 9,526 Trade and other payables $ 585 $ 834 The following tables detail the Company's sensitivity to a 10% increase and decrease in the Canadian dollar relative to the United States dollar, representing the sensitivity used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible changes in exchange rates: In $000s December 31, 2012 December 31, 2011 10% change in the Canadian dollar Change in net income $ 803 $ 101 Change in other comprehensive income 21 792 Change in total comprehensive income $ 824 $ 893 COMMODITY PRICE RISK > The Company’s financial results may be significantly adversely affected by a decline in the price of gold and platinum. The price of gold and platinum fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company’s control, including but not limited to, the sale or purchase of gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold-producing countries throughout the world. OTHER RISKS > The Company is not subject to significant interest rate or other price risks and the Company's exposure to these risks has not changed significantly from the prior year.

7. *Mineral Interests and Royalties*

A. CARRYING AMOUNT

As of December 31, 2012:

In $000s	Cost				Accumulated Depletion				
	Opening	Additions	Buyback	Ending	Opening	Depletion	Inventory Depletion Adjustment	Ending	Carrying Amount
Aurizona, Brazil	$ 19,977	$ 1,523	$ -	$ 21,500	$ 1,328	$ 1,698	$ -	$ 3,026	$ 18,474
Bachelor Lake, Canada	20,845	1,326	-	22,171	-	599	53	652	21,517
Black Fox, Canada	56,524	-	(18,766)	37,758	2,614	5,659	25	8,299	29,458
Bracemac-McLeod, Canada	32	8,000	-	8,032	-	-	-	-	8,032
Coringa /Cuiú Cuiú, Brazil	-	7,893	-	7,893	-	-	-	-	7,893
Deflector, Australia	-	214	-	214	-	-	-	-	214
Ming, Canada	20,068	-	-	20,068	-	3,145	-	3,145	16,923
Mt. Hamilton, U.S.A	-	10,048	-	10,048	-	-	-	-	10,048
Santa Elena, Mexico	13,342	-	-	13,342	1,473	2,932	-	4,405	8,937
Serra Pelada, Brazil	-	60,181	-	60,181	-	-	-	-	60,181
Summit, U.S.A.	4,063	-	-	4,063	454	286	-	740	3,323
Total	**$ 134,851**	**$ 89,185**	**$ (18,766)**	**$ 205,270**	**$ 5,869**	**$ 14,319**	**$ 78**	**$ 20,269**	**$ 185,000**

As of December 31, 2011:

In $000s	Cost			Accumulated Depletion			
	Opening	Additions	Ending	Opening	Depletion	Ending	Carrying Amount
Aurizona, Brazil	$ 19,977	$ -	$ 19,977	$ 296	$ 1,032	$ 1,328	$ 18,649
Bachelor Lake, Canada	-	20,845	20,845	-	-	-	20,845
Black Fox, Canada	56,470	54	56,524	-	2,614	2,614	53,910
Bracemac-McLeod, Canada	-	32	32	-	-	-	32
Ming, Canada	7,062	13,006	20,068	-	-	-	20,068
Santa Elena, Mexico	13,342	-	13,342	42	1,431	1,473	11,869
Summit, U.S.A.	4,063	-	4,063	7	447	454	3,609
Total	**$ 100,914**	**$ 33,937**	**$ 134,851**	**$ 345**	**$ 5,524**	**$ 5,869**	**$ 128,982**

B. SUMMARY OF GOLD STREAMS

AURIZONA MINE > The Company has a Gold Stream to purchase 17% of the life of mine gold produced from Luna Gold Corp.'s ("Luna") open-pit Aurizona mine, located in Brazil (the "Aurizona Mine") for a per ounce cash payment equal to the lesser of $400 and the then prevailing market price of gold.

During the year ended December 31, 2012, the Company agreed to contribute up to $10.0 million in capital towards the phase 1 production expansion project ("Phase 1 Expansion") at Luna's Aurizona Mine. Sandstorm's contribution will be equal to 17% of the capital costs incurred by Luna towards the Phase 1 Expansion to a maximum contribution of $10.0 million. As at December 31, 2012, the Company had advanced $1.5 million towards the Phase 1 Expansion. In addition, Sandstorm has committed to issue, if requested by Luna, a $20.0 million non-revolving loan facility with a three year term, which may only be used to fund the Phase 1 Expansion and associated exploration costs and may only be drawn up to July 21, 2014. Any amounts drawn must be repaid by November 30, 2015. In conjunction with Sandstorm's capital contribution, Luna has provided the Company with a contractual guarantee that the Aurizona Mine will complete its Phase 1 Expansion by the end of 2013.

BACHELOR LAKE MINE > The Company has a Gold Stream to purchase 20% of the life of mine gold produced from Metanor Resources Inc.'s ("Metanor") Bachelor Lake gold mine located in Quebec, Canada (the "Bachelor Lake Mine"), for a per ounce cash

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS | 55

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 56 payment equal to the lesser of $500 and the then prevailing market price of gold. Metanor has provided a guarantee that Sandstorm will receive a minimum of $20.0 million in pre-tax cash flow over the next 4 years of the Bachelor Lake Gold Stream. BLACK FOX MINE ¯ The Company has a Gold Stream to purchase 8% of the life of mine gold produced from Brigus Gold Corp.’s (“Brigus”) open pit and underground Black Fox mine, located in Ontario, Canada (the “Black Fox Mine”), and 6.3% of the life of mine gold produced from Brigus’ Black Fox Extension (the “Black Fox Extension”), which includes a portion of Brigus’ Pike River concessions, for a per ounce payment equal to the lesser of $500 and the then prevailing market price of gold. In November 2012, Brigus exercised its option to repurchase a portion of the Gold Stream by making a $24.4 million payment to Sandstorm. The Company recognized a $5.6 million gain representing the premium on the original mineral interest investment, with the remaining $18.8 million reducing its mineral interests. Under the original gold stream agreement (previously announced on November 9, 2010), Sandstorm was entitled to purchase 12% and 10% of the gold produced from the Black Fox Mine and Black Fox Extension, respectively. With the payment from Brigus, Sandstorm will now be entitled to purchase 8% and 6.3% of the gold produced from the Black Fox Mine and Black Fox Extension, respectively. Brigus’ option to repurchase any remaining portion of the Gold Stream expired unexercised on January 1, 2013. BRACEMACµMCLEOD MINE ¯ The Company has a Gold Stream with Donner Metals Ltd. (“Donner”), which it entered into via a back-to-back agreement with Sandstorm Metals & Energy, to purchase 24.5% of the life of mine gold and gold equivalent silver produced from the Bracemac-McLeod property located in Quebec, Canada, which is operated by Xstrata Canada Corporation (the “Bracemac-McLeod Mine”). Donner is the owner of a 35% joint venture interest in the Bracemac-McLeod Mine. For consideration, the Company made upfront payments totaling $8.0 million during the year ended December 31, 2012 and will continue to make ongoing per ounce payments equal to the lesser of $350 and the then prevailing market price of gold. Additionally, the Company has agreed to provide Donner with a $2.0 million loan via a drawdown facility, bearing 7% interest and expiring on February 1, 2014. As at December 31, 2012, no amounts were drawn. CORINGA AND CUIÚ CUIÚ PROJECT ¯ During the year ended December 31, 2012, the Company acquired a 2.5% NSR on the Coringa gold project (the “Coringa Project”) and a 1.0% NSR on the Cuiú Cuiú gold project (the “Cuiú Cuiú Project”) both of which are located in Para state, Brazil and owned by Magellan Minerals Ltd. (“Magellan”). For consideration, Sandstorm made an upfront payment of $7.5 million and subscribed for one million shares of Magellan at a price of $0.50 per share. As part of the agreement, Magellan has provided Sandstorm with a right of first refusal on any future royalty or gold stream financing at the Coringa Project and the Cuiú Cuiú Project. DEFLECTOR MINE ¯ The Company has a Gold Stream to purchase 15% of the life of mine gold produced from Mutiny Gold Ltd.’s (“Mutiny”) open pit Deflector project, located in Western Australia (the “Deflector Mine”) for a per ounce cash payment equal to the lesser of $500 and the then prevailing market price of gold. For consideration, the Company will make an initial upfront payment of $9.0 million (the “Initial Deposit”) and will make a further upfront payment of $29.0 million (the “Second Deposit”) once Mutiny has received final mine permits for the Deflector Mine as well as completed certain funding conditions. Currently, the Company has a $4.0 million receivable which will be applied to the Initial Deposit. Additionally, the Company has agreed to subscribe for $3.0 million as part of a future Mutiny equity financing. If the Deflector Mine produces more than 85,000 ounces of gold in a calendar year, Sandstorm will make a one-time $4.0 million payment to Mutiny. Mutiny has agreed to refund a pro-rata portion of the upfront deposit in the event that the Deflector Mine does not achieve a completion test within 5.5 years from receipt of the Second Deposit. For a period of 36 months from the date of the Second Deposit, Mutiny will have the option to repurchase up to 50% of the Deflector Mine Gold Stream by making a payment equal to the greater of $24.7 million or the value of 14,472 gold ounces, upon the receipt of which, the percentage of gold that Sandstorm is entitled to purchase shall decrease to 7.5%. MING MINE ¯ The Company has a Gold Stream to purchase approximately 25% of the first 175,000 ounces of gold produced and 12% of the life of mine gold produced thereafter, from Rambler Metals & Mining PLC’s (“Rambler”) Ming mine, located in Canada (the “Ming Mine”). There are no ongoing per ounce payments required by Sandstorm in respect of the Ming Mine Gold Stream. In the event that the metallurgical recoveries of gold at the Ming Mine are below 85%, the percentage of gold that Sandstorm shall be entitled to purchase shall be increased proportionally.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 57 MT. HAMILTON PROJECT ¯ The Company has a 2.4% NSR on the Mt. Hamilton gold project (the "Mt Hamilton Project"). The Mt. Hamilton Project is located in White Pine County, Nevada, U.S.A. and is held by Mt. Hamilton LLC (“MH-LLC”) which is 80% owned by Solitario Exploration & Royalty Corp. and 20% owned by Ely Gold & Minerals Inc. For consideration, the Company made an initial upfront payment of $6.0 million during the year ended December 31, 2012 and a subsequent $4.0 million payment in January 2013. Sandstorm has granted MH-LLC an option, exercisable prior to December 11, 2014, to repurchase the NSR for $12.0 million provided that MH-LLC enters into a Gold Stream with Sandstorm with an upfront deposit of no less than $30.0 million. In addition, MH-LLC has provided Sandstorm with a right of first refusal on any future royalty or gold stream financing for the Mt. Hamilton Project. SANTA ELENA MINE ¯ The Company has a Gold Stream to purchase 20% of the life of mine gold produced from SilverCrest Mines Inc.’s (“SilverCrest”) open-pit Santa Elena mine, located in Mexico (the “Santa Elena Mine”), for a per ounce cash payment equal to the lesser of $350 and the then prevailing market price of gold. SERRA PELADA MINE ¯ The Company has a Gold Stream with Colossus Minerals Inc. (“Colossus”) to purchase an amount equal to 1.5% of the gold and 35% of the platinum produced from the Serra Pelada mine (the “Serra Pelada Mine”) located in Para, Brazil for ongoing per ounce payments equal to the lesser of $400 per ounce of gold and the then prevailing market price of gold, and the lesser of $200 per ounce of platinum and the then prevailing market price of platinum. During the year ended December 31, 2012, Sandstorm made an upfront payment of $60.0 million to acquire the Gold Stream. The Company is not required to contribute any further capital, exploration, or operating expenditures to Colossus. As part of the transaction, the Company also agreed to purchase 35% of the life of mine palladium produced from the Serra Pelada Mine (the “Palladium Stream”) in exchange for paying a $15.0 million deposit (bringing the total deposit payment made by Sandstorm during the year ended December 31, 2012 to $75.0 million) plus ongoing payments of $100 per ounce of palladium. Concurrently, the Company entered into a similar back-to-back agreement with Sandstorm Metals & Energy Ltd. (“Sandstorm Metals & Energy”) whereby Sandstorm Metals & Energy purchased the Palladium Stream from Sandstorm in exchange for issuing a promissory note. The promissory note states that the $15.0 million will be repaid to Sandstorm in cash or shares by September 19, 2013. Colossus has guaranteed certain minimum annual deliveries for the initial 10 year period, commencing in 2013, so long as the mine is in operation. Colossus has also provided a guarantee that in the event the Serra Pelada Mine shuts down for a period of 24 months and Sandstorm has not recognized cash flow equal to the initial upfront deposit, then Colossus will refund the balance to Sandstorm. In addition, Colossus has agreed to refund a pro-rata portion of the upfront deposit in the event that the Serra Pelada Mine does not achieve a completion test within 48 months of funding. Until April 1, 2015, Colossus has the option to repurchase up to 50% of the agreement by making a $39.0 million payment to Sandstorm, upon receipt of which, the percentage of gold and platinum that Sandstorm is entitled to purchase shall decrease to 0.75% and 17.5%, respectively. SUMMIT MINE ¯ The Company has a Gold Stream to purchase 50% of the first 10,000 ounces of gold produced, and 22% of the life of mine gold produced thereafter from Santa Fe Gold Corp.’s (“Santa Fe”) Summit mine, located in New Mexico, U.S.A. (the “Summit Mine”), for a per ounce cash payment equal to the lesser of $400 and the then prevailing market price of gold. Santa Fe provided guarantees with respect to certain minimum payable ounces in the first 18 months after the funding date. Sandstorm is currently in discussions with Santa Fe regarding the deferral of amounts due by Santa Fe to the Company and as such, no amounts have been recognized.

8. Investments

In $000s		Fair Value Jan. 1, 2012		Net Additions (Disposals) December 31, 2012		Fair Value Adjustment December 31, 2012		Fair Value December 31, 2012
Common shares	$	7,923	$	(5,168)	$	(237)	$	2,518
Warrants		439				33		472
Convertible debt instrument		-		4,784		(232)		4,552
Total	**$**	**8,362**	**$**	**(384)**	**$**	**(436)**	**$**	**7,542**

During the year ended December 31, 2012, the Company acquired $4.8 million of subordinated secured convertible debentures (the "Convertible Debentures") from Metanor Resources Inc. The Convertible Debentures have a 3 year term, accrue interest at a rate of 10.0% per annum payable semi-annually, and are convertible at a price of C$0.28 per share. The Convertible Debentures are held for strategic purposes and are classified as financial assets at fair value through profit or loss. During the year ended December 31, 2012, the Company recognized a loss of $0.2 million on the Convertible Debentures.

During the year ended December 31, 2012, the Company acquired $4.2 million of common shares and warrants. The Company recognized a loss of $0.24 million on the common shares and a gain of $0.03 million on the warrants.

During the year ended December 31, 2011, the Company acquired $7.5 million of common shares and $0.27 million of warrants. The Company recognized a gain of $0.42 million and $0.17 million on the common shares and warrants, respectively.

9. Revolving Loan And Deferred Financing Costs

In February 2013, the Company amended its revolving credit agreement to allow the Company to borrow up to $100.0 million (the "Revolving Loan") from a syndicate of banks including the Bank of Nova Scotia, Bank of Montreal and National Bank of Canada (the "Syndicate"). The Revolving Loan includes an increase of available credit to $100.0 million from $50.0 million (previously entered into on January 10, 2012) and an extension of the term from three years to four years, which is extendable by mutual consent of Sandstorm and the Syndicate. The Revolving Loan will continue to be used for the acquisition of Gold Streams and loan commitments the Company has made to other companies. The amounts drawn on the Revolving Loan remain subject to interest at LIBOR plus 3.00%–4.25% per annum, and the undrawn portion of the Revolving Loan remain subject to a standby fee of 0.75%–1.05% per annum, dependent on the Company's leverage ratio.

Under the credit agreement, the Company is required to maintain an interest coverage ratio greater than or equal to 4.00:1, a leverage ratio less than or equal to 3.50:1, 2.50:1, and 2.00:1 for the first two years, third year and fourth year of the Revolving Loan, respectively. The Company is further required to maintain a tangible net worth greater than the aggregate of $109.7 million and 50% of positive net income for each fiscal quarter after September 30, 2012. The Revolving Loan is secured against the Company's assets, including the Company's gold interests and investments. As of December 31, 2012, the Company was in compliance with these covenants.

As at December 31, 2012, the Company had not drawn down on its credit facility and therefore, the full balance remains available for future acquisitions.

▶ Deferred financing costs are capitalized and amortized on a straight-line basis over the life of the debt instrument as presented below:

As of December 31, 2012

In $000s		Cost		Additions		Accumulated Amortization		Carrying Amount
Debt issuance costs	$	893	$	17	$	(292)	$	618

The company did not have any deferred financing costs as at December 31, 2011.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS | 58

Share Capital and Reserves A. SHARES ISSUED The Company is authorized to issue an unlimited number of common shares without par value. During the year ended December 31, 2012, the Company completed a public offering of 15,007,500 units at a price of C$10.00 per unit, for gross proceeds of C$150.1 million ($153.5 million). Each unit was comprised of one common share of the Company and one-third of one warrant. Each warrant is exercisable into a common share at an exercise price of $14.00 per share until September 7, 2017. In connection with the offering, the Company paid agent fees of C$7.5 million ($7.7 million), representing 5% of the gross proceeds. The amount attributable to common shares was $145.6 million, with the remainder allocated to the warrants. During the year ended December 31, 2012, the Company completed its five-for-one consolidation (the “Consolidation”) of the Company's common shares. The 349,658,858 common shares issued and outstanding prior to the Consolidation were consolidated to 69,931,771 common shares. The Company's outstanding stock options were adjusted on the same basis with proportionate adjustments being made to the stock option exercise prices. The Company's listed warrants were not consolidated. Following the Consolidation, each five (5) listed warrants of SSL.WT (expiring on April 23, 2014) will entitle the holder to purchase one post-Consolidation common share at the adjusted total exercise price of $3.00. Each five (5) listed warrants of SSL.WT.A (expiring on October 19, 2015) will entitle the holder to purchase one post-Consolidation common share at the adjusted total exercise price of $5.00. All comparative period information has been adjusted to reflect the Consolidation. B. SHARE OPTIONS The Company has an incentive stock option plan (the “Option Plan”) whereby the Company may grant share options to eligible employees, officers, directors and consultants at an exercise price, expiry date, and vesting conditions to be determined by the board of directors. The maximum expiry date is five years from the grant date. All options are equity settled. The Option Plan provides for the issuance of up to 10% of the Company’s issued common shares as at the date of the grant. Black-Scholes weighted average assumptions Year Ended December 31, 2012 Year Ended December 31, 2011 Grant date share price and exercise price C$11.78 C$6.35 Expected dividend yield 0.00% 0.00% Expected volatility 50% 51% Risk-free interest rate 1.12% 1.14% Expected life of options 3 years 3 years The fair value of the options granted during the year ended December 31, 2012 were $0.6 million ($2.6million – December 31, 2011). The weighted average fair value of the options granted during the year ended December 31, 2012 was $4.07 ($2.10 – December 31, 2011). A summary of the Company’s options and the changes for the period are as follows: Number of Options Weighted Average Exercise Price (C$) Options outstanding at January 1, 2011 2,664,000 2.85 Granted 1,238,000 6.30 Exercised (22,000) 2.35 Forfeited (10,000) 3.40 Options outstanding at December 31, 2011 3,870,000 3.95 Granted 150,000 11.78 Exercised (413,000) 2.29 Options outstanding at December 31, 2012 3,607,000 4.47 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 59

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 60 A summary of the Company’s share purchase options as of December 31, 2012 are as follows: Number outstanding Exercisable Exercise Price per Share (C$) Expiry Date 505,000 505,000 $2.25 June 16, 2014 140,000 140,000 $2.20 July 6, 2014 200,000 200,000 $2.175 July 28, 2014 20,000 20,000 $3.35 May 19, 2015 1,362,000 1,362,000 $3.40 November 26, 2015 91,000 30,335 $6.30 August 25, 2016 1,139,000 374,338 $6.35 November 25, 2016 150,000 - $11.78 December 21, 2017 3,607,000 2,631,673 3.48 The weighted-average share price at date of exercise for the year ended December 31, 2012 was C$10.18 (C$4.70 – year ended December 31, 2011). The weighted average remaining contractual life of the options for the year ended December 31, 2012 was 2.97 years (3.74 years – year ended December 31, 2011) A summary of share-based payment recognized is as follows: In $000s Year Ended December 31, 2012 Year Ended December 31, 2011 Employees $ 1,705 $ 1,599 C. SHARE PURCHASE WARRANTS A summary of the Company’s warrants and the changes for the year are as follows: Number of Warrants on a Pre-Consolidated Basis Shares to be Issued Upon Exercise of the Warrants Warrants outstanding at January 1, 2011 119,036,211 23,807,242 Issued upon exercise of Compensation Warrants 2,893,511 578,702 Exercised (7,739,900) (1,547,980) Warrants outstanding at December 31, 2011 114,189,822 22,837,964 Issued 5,002,500 5,002,500 Issued upon exercise of Compensation Warrants 613,775 122,755 Exercised (20,019,326) (4,003,865) Warrants outstanding at December 31, 2012 99,786,771 23,959,354 A summary of the Company’s warrants as of December 31, 2012 are as follows: Number of Warrants on a Pre-consolidated Basis Pre-Consolidated Exercise Price Per Warrant Number of Warrants on a Post-Consolidated Basis Post-Consolidated Exercise Price Per Warrant Shares to be Issued Upon Exercise of the Warrants Adjusted Exercise Price Per Share Expiry Date SSL.WT 75,121,672 $0.60 - - 15,024,334 $3.00 April 23, 2014 SSL.WT.A 19,662,599 $1.00 - - 3,932,520 $5.00 October 19, 2015 SSL.WT.B - - 5,002,500 $14.00 5,002,500 14.00 September 7, 2017 94,784,271 5,002,500 23,959,354

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 61 The 1,227,550 remaining compensation warrants (the “Compensation Warrants”) issued by the Company to agents in 2009, were exercised during the year ended December 31, 2012. Each Compensation Warrant entitled the holder to acquire one unit comprised of one common share of the Company and one-half of a share purchase warrant. Each Compensation Warrant had an exercise price of $0.33. Each five (5) whole share purchase warrants issued upon exercise of the Compensation Warrants entitles the holder to purchase one common share at an adjusted total exercise price of $3.00 until April 23, 2014. D. RESTRICTED SHARE RIGHTS (“RSRs”) On April 4, 2011, the Company adopted a restricted share plan (the “Restricted Share Plan”) whereby the Company may grant restricted share rights to eligible employees, officers, directors and consultants at an expiry date to be determined by the board of directors. Each restricted share right entitles the holder to receive a common share of the Company without any further consideration. The Restricted Share Plan provides for the issuance of up to 800,000 RSRs outstanding at a given time. During the year ended December 31, 2012, the Company granted 330,000 RSRs with a fair value of $3.9 million, a three year vesting term, and a weighted average grant date fair value of C$11.78 per unit. During the year ended December 31, 2011, no RSRs had been granted by the Company. E. DILUTED EARNINGS PER SHARE Diluted earnings per share is calculated based on the following: In $000s Year Ended December 31, 2012 Year Ended December 31, 2011 Net income $ 21,927 $ 12,489 Basic weighted average number of shares 75,191,865 64,892,174 Effect of dilutive securities » Compensation warrants - shares 57,250 629,737 » Compensation warrants - warrants 36,835 51,056 » Stock options 1,838,850 1,308,257 » Warrants 9,254,683 9,357,651 Diluted weighted average number of common shares 86,379,483 76,238,875 The following lists the stock options, RSRs and share purchase warrants excluded from the computation of diluted weighted average number of common shares as they were anti-dilutive: Year Ended December 31, 2012 Year Ended December 31, 2011 Stock Options 32,166 1,238,200 Warrants 139,742 - RSRs 70,766 -

11. Income Taxes The income tax expense differs from the amount that would result from applying the federal and provincial income tax rate to the net income before income taxes. These differences result from the following items: In $000s Year Ended December 31, 2012 Year Ended December, 2011 Income before income taxes $ 25,177 $ 13,473 Canadian federal and provincial income tax rates 25.0% 26.5% Income tax expense based on the above rates 6,294 3,570 Increase (decrease) due to: » Non-deductible expenses 412 403 » Difference between statutory and foreign tax rates (4,151) (3,164) » Other 695 $ 175 Income tax expense $ 3,250 $ 984 The components of deferred income taxes recognized on the statement of financial position are as follows: In $000s As at December 31, 2012 As at December 31, 2011 Deferred Income Tax Assets » Non-capital losses $ 2,442 $ 1,260 » Share issue costs 3,946 1,811 Total deferred income tax assets 6,388 3,071 Deferred Income Tax Liabilities » Mineral Interest 5,990 1,579 »Long term investments in shares and warrants 12 149 Total deferred income tax liabilities 6,002 1,728 Total deferred income tax asset, net $ 386 $ 1,343 The Company has deductible temporary differences, unused tax losses, and unused tax credits expiring as follows: In $000s Location Amount Expiration Non-capital loss carry-forwards Canada $ 16,308 2029-2032 12. Administration Expenses The administration expenses for the Company are as follows: In $000s Year Ended December 31, 2012 Year Ended December 31, 2011 Corporate administration $ 1,423 $ 642 Employee benefits and salaries 3,236 1,659 Professional fees 769 367 Depreciation 102 60 $ 5,530 $ 2,728 Equity settled stock based compensation (a non-cash expense) 1,705 1,599 Total administration expenses $ 7,235 $ 4,327 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 62

13. Supplemental Cash Flow Information

In $000s		Year Ended December 31, 2012		Year Ended December 31, 2011
Change in non-cash working capital				
» Trade and other receivables	$	(64)	$	138
» Prepaid expenses		(75)		(3)
» Trade and other payables		(43)		18
Net (decrease) increase in cash	**$**	**(182)**	**$**	**153**

14. Key Management Personnel Compensation

The remuneration of directors, those persons having authority and responsibility for planning, directing and controlling activities of the Company are as follows:

In $000s		Year Ended December 31, 2012		Year Ended December 31, 2011
Short-term employee salaries and benefits	$	2,875	$	1,407
Share-based payments		1,286		1,280
Total key management compensation expense	**$**	**4,161**	**$**	**2,687**

15. Contractual Obligations

GOLD STREAMS

In connection with its Gold Streams, the Company has committed to purchase the following:

Gold Stream	% of life of mine gold	Per ounce cash payment: lesser of amount below and the then prevailing market price of gold [1]
Aurizona	17%	$400
Bachelor Lake	20%	$500
Black Fox	8%	$500
Bracemac-McLeod	17.5%	$350
Deflector	15%	$500
Ming	25% of the first 175,000 ounces of gold produced, and 12% thereafter	$nil
Santa Elena	20%	$350
Serra Pelada (Gold)	1.5%	$400
Serra Pelada (Platinum)	35%	$200
Summit	50% of the first 10,000 ounces of gold produced, and 22% thereafter	$400

[1] *Subject to an annual inflationary adjustment except for Bracemac-McLeod and Ming*

The Company agreed to contribute up to $10.0 million in capital towards the Phase 1 Expansion at Luna's Aurizona Mine (of which $1.5 million had been contributed as at December 31, 2012). Sandstorm's contribution will be equal to 17% of the capital costs incurred by Luna towards the Phase 1 Expansion to a maximum contribution of $10.0 million. In addition, Sandstorm has committed to issue, if requested by Luna, a $20.0 million non-revolving loan facility (the "Luna Credit Facility") with a three year term, which may only be used to fund the Phase 1 Expansion and associated exploration costs and may only be drawn up to July 21, 2014. Any amounts drawn must be repaid by November 30, 2015. If issued, the Luna Credit Facility will bear interest at a rate of 12% per annum and undrawn amounts will be subject to a standby fee of 1.2%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS | 63

As part of the Company's Deflector Gold Stream, the Company has agreed to subscribe for $3.0 million in equity as part of a future Mutiny financing. Additionally, if the Deflector Mine produces more than 85,000 ounces of gold in a calendar year, Sandstorm will make a one-time $4.0 million payment to Mutiny.

As described in Note 17, Sandstorm has provided Premier Gold with a temporary credit facility to borrow up to $70.0 million, which expires on July 31, 2013 and which will bear interest at a 0.3% premium to the interest rate that the Company would be charged by its lenders if funds were drawn from its revolving credit facility.

The Company has a commitment to Sandstorm Metals & Energy to share a reasonable allocation, agreed to by both companies, of costs paid by Sandstorm Metals & Energy that are incurred for the benefit of Sandstorm. Sandstorm Metals & Energy is contractually obligated to make annual rental payments ranging from $0.2 million to $0.4 million during 2013-2016 and Sandstorm will reimburse Sandstorm Metals & Energy for a reasonable allocation of these rental costs.

16. *Segmented Information*

▶ The Company's reportable segments are summarized in the tables below:

For the year ended December 31, 2012

In $000s	Sales	Cost of sales (excluding depletion)	Depletion	Other income	Net income (loss)	Cash from operations
Aurizona	$ 19,271	$ 4,622	$ 1,698	$ -	$ 12,951	$ 14,574
Bachelor Lake	1,940	572	599	-	769	1,420
Black Fox	13,981	4,196	5,659	5,630	9,756	9,798
Ming	8,589	-	3,145	-	5,444	8,589
Santa Elena	11,755	2,438	2,932	-	6,385	9,316
Summit	407	101	286	-	20	306
Corporate	-	-	-	-	(13,398)	(6,379)
Consolidated	**$ 55,943**	**$ 11,929**	**$ 14,319**	**$ $5,630**	**$ 21,927**	**$ 37,624**

For the year ended December 31, 2011

In $000s	Sales	Cost of sales (excluding depletion)	Depletion	Other income	Net income (loss)	Cash from operations
Aurizona	$ 11,332	$ 2,808	$ 1,032	$ -	$ 7,492	$ 8,783
Black Fox	9,863	3,052	2,614	-	4,197	6,810
Santa Elena	7,790	1,677	1,431	-	4,682	6,113
Summit	982	240	447	1,101	1,396	1,845
Corporate	-	-	-	-	(5,278)	(2,889)
Consolidated	**$ 29,967**	**$ 7,777**	**$ 5,524**	**$ 1,101**	**$ 12,489**	**$ 20,662**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS | 64

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 65 16. Segmented Information The Company’s reportable segments are summarized in the tables below: For the year ended December 31, 2012 In $000s Sales Cost of sales (excluding depletion) Depletion Other income Net income (loss) Cash from operations Aurizona $ 19,271 $ 4,622 $ 1,698 $ - $ 12,951 $ 14,574 Bachelor Lake 1,940 572 599 - 769 1,420 Black Fox 13,981 4,196 5,659 5,630 9,756 9,798 Ming 8,589 - 3,145 - 5,444 8,589 Santa Elena 11,755 2,438 2,932 - 6,385 9,316 Summit 407 101 286 - 20 306 Corporate - - - - (13,398) (6,379) Consolidated $ 55,943 $ 11,929 $ 14,319 $ $5,630 $ 21,927 $ 37,624 For the year ended December 31, 2011 In $000s Sales Cost of sales (excluding depletion) Depletion Other income Net income (loss) Cash from operations Aurizona $ 11,332 $ 2,808 $ 1,032 $ - $ 7,492 $ 8,783 Black Fox 9,863 3,052 2,614 - 4,197 6,810 Santa Elena 7,790 1,677 1,431 - 4,682 6,113 Summit 982 240 447 1,101 1,396 1,845 Corporate - - - - (5,278) (2,889) Consolidated $ 29,967 $ 7,777 $ 5,524 $ 1,101 $ 12,489 $ 20,662 Total assets as of: In $000s December 31, 2012 December 31, 2011 Aurizona $ 18,473 $ 18,649 Bachelor Lake 21,570 20,844 Black Fox 29,471 53,911 Bracemac-McLeod 8,031 32 Coringa and Cuiú Cuiú 7,893 - Deflector 214 - Ming 16,923 20,068 Mt. Hamilton 10,048 - Santa Elena 8,937 11,869 Serra Pelada 60,181 - Summit 3,323 3,609 Corporate 156,363 23,810 Consolidated $ 341,427 $ 152,792

66 17. SUBSEQUENT EVENTS PREMIER ROYALTY > Subsequent to year end and through a series of transactions, the Company acquired 46,678,221 common shares and 6,965,676 warrants of Premier Royalty Inc. (“Premier Royalty”), representing approximately 59.9% of the currently issued and outstanding shares. Of the warrants, 5,508,176 expire on December 4, 2016 (subject to expiry acceleration provisions) and 1,457,500 expire on October 7, 2014 As part of these transactions, the Company entered into a share purchase agreement (the “Agreement”) with Premier Gold Mines Ltd. (“Premier Gold”). Pursuant to the terms of the Agreement, Sandstorm issued Premier Gold 5,604,277 special warrants (“Special Warrant”) each being exercisable into one common share of Sandstorm. Sandstorm has also provided Premier Gold with a temporary credit facility to borrow up to $70.0 million, which expires on July 31, 2013 and if drawn will bear interest at a 0.3% premium to the interest rate that the Company would be charged by its lenders if funds were drawn from its revolving credit facility. Subsequent to year end, Premier Gold had exercised 1,401,069 of the Special Warrants, which had the effect of reducing the maximum drawdown amount available under the credit facility to $52.5 million. The Agreement contains a top up provision whereby if Sandstorm acquires 100% of the remaining issued and outstanding securities of Premier Royalty on or before the 18 month anniversary of the execution of the Agreement (the “Subsequent Acquisition”) and the average price of the securities of Premier Royalty purchased through the Subsequent Acquisition is greater than the per unit price paid by Sandstorm under the Agreement, Sandstorm must pay Premier Gold an amount that is equal to the difference between the per unit price paid under the Agreement, and the average price of the voting securities of Premier Royalty that Premier Gold would have received if Premier Gold sold the common shares and warrants to Sandstorm pursuant to the Subsequent Acquisition. ENTRÉE GOLD STREAM > The Company entered into a $55.0 million financing package with Entrée Gold Inc. (“Entrée”) which includes a $40.0 million production based metal credit purchase agreement (the “Funding Agreement”), a C$10 million private placement and a $5 million net smelter returns royalty. Sandstorm has agreed to purchase metal credits equivalent to 25.7% and 33.8% of Entrée’s 20% share of the gold and silver by-products produced from the Heruga and Hugo North Extension deposits, respectively. The deposits are on the Entrée – Oyu Tolgoi LLC joint venture property in Mongolia which forms part of the world-class Oyu Tolgoi copper mining complex. Sandstorm will pay an upfront cash deposit of $35.0 million to Entrée and ongoing payments equal to the lesser of the prevailing market price and $220 per ounce of gold and $5 per ounce of silver (subject to inflationary adjustments) until approximately 8.6 million ounces of gold and 40.3 million ounces of silver have been produced from the joint venture property. Thereafter, the purchase price will increase to the lesser of the prevailing market price of $500 per ounce of gold and $10 per ounce of silver (subject to inflationary adjustments). Sandstorm has agreed to purchase 17,857,142 common shares of Entrée (the “Shares”) at a price of C$0.56 per Share (the “Purchase Price”) for a total consideration of approximately C$10 million. Sandstorm has agreed to purchase a 0.4% NSR royalty on the future sale of any metals and minerals derived from a portion of the Ann Mason Project (which includes the Ann Mason and Blue Hill deposits) in Nevada. In consideration for the royalty, Sandstorm will make a $5 million payment to Entrée. In addition, Entrée has granted Sandstorm a right of first refusal on any future royalty or metal stream financing for the Ann Mason Project. REVOLVING CREDIT FACILITY > Subsequent to year end, the Company amended its credit agreement to increase its revolving credit facility to $100.0 million. Refer to Note 9 for further details.